Exhibit 99.1

WISE METALS GROUP LLC and

WISE METALS INTERMEDIATE HOLDINGS LLC

ANNUAL FINANCIAL REPORTING PACKAGE

December 31, 2015

WISE METALS GROUP LLC and

WISE METALS INTERMEDIATE HOLDINGS LLC

TABLE OF CONTENTS TO ANNUAL FINANCIAL REPORTING PACKAGE

DECEMBER 31, 2015

Item A: Overview	1

Item B: Selected Historical Financial Data – Restricted Group	6

Item C: Selected Historical Consolidated Financial Data	9

Item D: Management’s Discussion and Analysis of Financial Condition and Results of Operations	10

Item E: Supplemental Information for Wise Metals Intermediate Holdings LLC	26

Item F: Audited Consolidated Financial Statements of Wise Metals Group LLC	F-1

ITEM A:	OVERVIEW

Wise Metals Group LLC (“Wise Group”) is a holding company formed for the purpose of managing the operations of its wholly-owned subsidiaries: Wise Alloys LLC (“Wise Alloys”); Listerhill Total Maintenance Center LLC (“TMC”); Alabama Electric Motor Services LLC (“AEM); Wise Alloys Funding LLC (formed in February 2015); and Wise Alloys Finance Corporation (“Alloys FinCo”), a special purpose finance company (collectively, the “Company” or “Wise Group”). Through Wise Alloys, the Company is one of the largest producers of aluminum can stock for the beverage industry in North America. Wise Alloys manufactures and ships flat-rolled aluminum products for use and further manufacture and assembly primarily in the beverage industry. TMC specializes in providing maintenance, repairs, and fabrication to manufacturing and industrial plants globally, ranging from small onsite repairs to complete turn-key maintenance. AEM repairs and rewinds electric motors, sells retail motors and assembles electrical control panels. Wise Alloys Funding LLC was formed in February 2015 as a designated securitization entity for the purpose of managing the Company’s accounts receivable factoring program. Alloys FinCo has no operating activities.

Unless the context specifically indicates otherwise:

•	the terms “the Company,” “we,” “us” and “our” (and similar terms) refer to Wise Group and its subsidiaries;

•	the term “Restricted Group” refers to our rolled aluminum products business, comprised of: Wise Group; Wise Alloys; TMC; AEM; Wise Alloys Funding LLC; and Alloys FinCo; and

•	the term “Unrestricted Group” refers to WAC I LLC, a Delaware limited liability company until its distribution on January 4, 2015 and Wise Recycling LLC, a Maryland limited liability company (“Wise Recycling”) until its distribution on July 1, 2014, as discussed below.

Constellium N.V. Transaction

On January 5, 2015, Constellium N.V. completed its acquisition of Wise Metals Intermediate Holdings LLC (“Wise Intermediate Holdings”) for $1.4 billion, including the assumption of the existing debt of Wise Group and Wise Intermediate Holdings (the “Transaction”). Upon completion of the Transaction, Wise Group became an indirect wholly-owned subsidiary of Constellium N.V.

Holding Company Reorganization

In April 2014, the Company completed a reorganization (the “Reorganization”) in which Wise Metals Holdings LLC (“Wise Holdings”), Wise Intermediate Holdings and Wise Holdings Finance Corporation (“Holdings FinCo”) were formed, and a newly-created, wholly-owned subsidiary of Wise Intermediate Holdings merged with and into Wise Group, with Wise Group surviving the merger and becoming a wholly-owned direct subsidiary of Wise Intermediate Holdings. In the merger, the equity interests in Wise Group were converted on a one-for-one basis into equity interests in Wise Holdings, having the same rights and designations as the equity interests in Wise Group immediately prior to the merger. The limited liability company agreement, board of managers and officers of Wise Holdings were the same as those of Wise Group immediately prior to the merger in all material respects. Wise Holdings, prior to the Transaction, was the sole member and manager of Wise Intermediate Holdings. After the Transaction, Constellium W S.A.S. (a wholly-owned subsidiary of Constellium N.V.) is the sole member and manager of Wise Intermediate Holdings, and Wise Intermediate Holdings is the sole member and manager of Wise Group.

Subsidiary Company Distributions

Immediately prior to and in contemplation of the Transaction, Wise Group transferred its member interest in WAC I LLC (an entity formed in 2014 for the sole purpose of holding certain transportation assets of the Company) to an indirect principal owner of Wise Intermediate Holdings. The transfer resulted in a non-cash loss of $6.3 million during 2015, included in Transaction costs in the consolidated statement of operations.

On July 1, 2014 Wise Group distributed its ownership interest in Wise Recycling to Wise Holdings. This $18.4 million distribution, of which $2.3 million was cash, was recorded as a book value equity transaction by Wise Group with no gain or loss recognized, at which time Wise Recycling was deconsolidated from Wise Group. Wise Recycling was not included in the Transaction, ceased to be an affiliate of Wise Group upon consummation of the Transaction on January 5, 2015, and is not an affiliate of Constellium N.V.

Presentation of Financial Information

Wise Group’s consolidated financial statements are presented on their historical basis of accounting for all periods, both prior and subsequent to the Transaction. Constellium N.V. has elected not to push down the effects of purchase accounting to Wise Group.

This annual financial reporting package is prepared in accordance with the reporting requirements under the indenture governing the 8.75% Senior Secured Notes of Wise Group and Alloys FinCo due December 2018 (the “Notes”). This annual reporting package does not include all of the information that would be required if we were filing an Annual Report on Form 10-K with the Securities and Exchange Commission.

This financial reporting package includes the audited consolidated balance sheets of Wise Metals Group LLC and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive (loss) income, member’s deficit and cash flows for each of the three years in the period ended December 31, 2015. Wise Group serves as the parent company to the activities and operations conducted by its consolidated subsidiaries (which include Alloys FinCo, a co-issuer of the Notes, and Wise Recycling and WAC I LLC prior to their distributions, both of which were unrestricted subsidiaries under the indenture governing the Notes). The consolidated financial statements of Wise Group included in this reporting package include a footnote presenting certain consolidating financial information for Wise Group, the guarantor subsidiaries of the Notes and the non-guarantor subsidiaries for each of the periods presented.

Supplemental information for Wise Intermediate Holdings is included in Item E of this reporting package. This supplemental information, along with the information presented for Wise Group, is prepared in accordance with the reporting requirements under the indenture governing the 9.75%/10.5% Senior PIK Toggle Notes issued by Wise Intermediate Holdings and Holdings FinCo on April 16, 2014. This information should be read together with the information for Wise Group included elsewhere in this reporting package.

Non-GAAP Financial Measure

This reporting package includes a non-GAAP financial measure. The non-GAAP financial measure presented herein and discussed below is not a measure presented in accordance with U.S. generally accepted accounting principles (“GAAP”), because it is adjusted to exclude (include) certain cash and non-cash income and expenses that would otherwise be included in (excluded from) the most directly comparable GAAP measure in the statement of operations. As further discussed below, this non-GAAP financial measure supplements other metrics used by management to internally evaluate its business and is intended to facilitate the comparison of operations over time.

“Adjusted EBITDA” represents Net (Loss) Income plus: (i) interest expense, net; (ii) depreciation, depletion and amortization; (iii) last-in-first-out method (“LIFO”) adjustments; (iv) (losses) gains on derivatives, excluding cash settlements; (v) transaction costs; (vi) restructuring charges; (vii) equity-based compensation expense; and the impact of other matters not indicative of ongoing operations, such as operating leases reclassified to capital leases and loss on extinguishment of debt. We have provided Adjusted EBITDA in this reporting package because we use it, and believe it provides useful information to investors, to evaluate our financial performance by excluding certain items that we believe are not representative of our core business and our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent net income or cash flows from operations, as defined by GAAP, and it should not be considered as an alternative to measure our operating results or liquidity. The definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDA has important limitations as an analytical tool, including the following:

•	Adjusted EBITDA does not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments to purchase capital equipment;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service principal or interest payments on our debt;

•	although depreciation, depletion and amortization are non-cash charges, the assets that we currently depreciate, deplete and amortize will likely have to be replaced in the future, and Adjusted EBITDA does not reflect the cash required to fund such replacements; and

•	Adjusted EBITDA does not reflect the effect of earnings or charges resulting from matters that our management does not consider to be indicative of our ongoing operations. However, some of these charges have occurred and may reoccur.

See “Selected Historical Financial Data – Restricted Group” for reconciliations of Adjusted EBITDA to the most directly comparable financial measure calculated and presented in accordance with GAAP and for additional information regarding the adjustments to derive Adjusted EBITDA.

Cautionary Disclosure Regarding Forward-Looking Statements

This reporting package contains forward-looking statements. All statements other than statements of historical facts contained in this reporting package, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this reporting package may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Some of the key risk factors that could cause actual results to differ from our expectations or have an adverse impact on our business include:

•	the ability of Constellium N.V. to integrate us into their operations;

•	a prolonged disruption in our operations or equipment failure at our Alabama facility;

•	industry conditions and trends, including the demand for automotive aluminum sheet and conditions and trends affecting our customers and suppliers;

•	changes in the volume of sales to and payment terms with our major customers;

•	our commercial relationships with our customers and suppliers;

•	the financial condition of our customers and suppliers;

•	the success of our initiatives to expand and diversify our products;

•	changes in consumer demand, tastes and preferences and competition from non-aluminum sources of packaging;

•	the cost and availability of raw materials and energy, aluminum demand and prices and the market for scrap aluminum;

•	our ability to effectively hedge risks associated with our business, including but not limited to prices and premiums of our aluminum purchases and sales, along with other raw materials;

•	global economic and capital markets conditions, including those affecting our ability to obtain financing on commercially reasonable terms;

•	our ability to obtain financing to fund our operations and future capital requirements, including the availability of any cash equity contributions from Constellium N.V.;

•	our ability to service our debt obligations and meet the limitations imposed by our indebtedness;

•	our substantial indebtedness and our ability to maintain adequate liquidity to operate our business and satisfy our financial obligations;

•	compliance with and changes in environmental, health and safety and other laws and regulations to which our operations are subject;

•	our ability to compete in the concentrated beverage can stock industry, including with competitors who may have greater resources and geographic diversity than we do;

•	our ability to develop new products and enter into new markets;

•	the outcome of legal or regulatory proceedings to which we are or may become a party;

•	increases in our product liability or warranty costs;

•	our relationships with employees and labor unions;

•	changes in the value of our pension assets and expenses and liabilities with respect to our “multi-employer” pension plans;

•	our ability to attract and retain executives and other key personnel;

•	interruptions in or failures of our information systems, or failure to protect our information systems against cyber-attacks or information security breaches;

•	risks related to our control by Constellium N.V.; and

•	a significant control deficiency or material weakness which, if not corrected, could result in a material misstatement of our financial reports.

The forward-looking statements included in this reporting package are made only as of the date hereof. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this reporting package to conform these statements to actual results or to changes in our expectations.

You should read this reporting package with the understanding that our actual future results, levels of activity, performance or events and circumstances may be materially different from what we expect.

ITEM B:	SELECTED HISTORICAL FINANCIAL DATA – RESTRICTED GROUP

The following table presents certain summary historical financial and operating data for the Restricted Group as of and for each of the five years in the period ended December 31, 2015. The Restricted Group includes the issuers and the entities fully and unconditionally guaranteeing jointly and severally, the Notes. See Note 17. Supplemental Guarantor Information to the Wise Metals Group LLC consolidated financial statements included everywhere in this reporting package. Financial and operating data for the “Unrestricted Group” is not included in the table. For fully consolidated financial information for Wise Group, see “Selected Historical Consolidated Financial Data” and our consolidated financial statements and the notes thereto included elsewhere in this reporting package.

The Restricted Group statement of operations and cash flow data for the years ended December 31, 2015, 2014 and 2013 and the balance sheet data as of December 31, 2015 and 2014 are derived from Wise Group’s audited consolidated financial statements included elsewhere in this reporting package. The Restricted Group statement of operations and cash flow data for the years ended December 31, 2012 and 2011 and the balance sheet data as of December 31, 2013, 2012 and 2011 are derived from Wise Group’s audited consolidated financial statements not included in this reporting package.

This information is only a summary of certain historical financial information of our Restricted Group and should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto included elsewhere in this reporting package.

Selected Historical Financial Data - Restricted Group

	Years Ended December 31
(In thousands)	2015	2014	2013	2012	2011
Statement of Operations Data:
Net sales	$1,334,892	$1,321,996	$1,224,269	$1,214,236	$1,334,995
Cost of sales	1,294,312	1,260,128	1,131,046	1,136,835	1,272,796

Gross profit	40,580	61,868	93,223	77,401	62,199
Operating expenses
Selling, general and administrative expenses	9,633	25,250	19,880	14,767	12,286
Transaction costs	48,338	—	—	—	—

Operating (loss) income	(17,391)	36,618	73,343	62,634	49,913
Other expense (income)
Interest expense, net	67,640	63,929	57,905	54,472	50,807
Loss (gain) on derivative instruments, net	3,176	1,886	(4,293)	54	(4,180)
Loss on extinguishment of debt	—	—	8,907	—	—
Other income	—	—	—	(144)	(1,742)

Total other expense	70,816	65,815	62,519	54,382	44,885

Net (loss) income	(88,207)	(29,197)	10,824	8,252	5,028
Accretion of redeemable preferred member interest	—	—	14,482	13,923	12,613

Net (loss) attributable to common members	$(88,207)	$(29,197)	$(3,658)	$(5,671)	$(7,585)

Balance Sheet Data (at period end):
Cash and cash equivalents	$10,297	$2,845	$18,409	$513	$148
Property and equipment, net	273,402	222,785	179,589	144,902	134,487
Total assets (1)	556,498	707,032	602,646	530,997	508,425
Total debt (including capital leases)	763,342	987,384	930,954	667,805	663,905
Total member’s deficit (2)	(401,329)	(482,946)	(463,050)	(464,692)	(459,157)
Working capital (3)	98,429	(46,551)	6,736	(34,565)	(44,643)

Cash Flow Data:
Net cash provided by (used in) operating activities	$162,970	$(18,175)	$12,442	$37,422	$16,942
Net cash (used in) investing activities	(82,229)	(63,029)	(48,213)	(28,232)	(52,478)
Net cash (used in) provided by financing activities	(73,289)	65,640	53,667	(8,825)	35,539
Capital expenditures	82,229	63,655	48,213	28,402	53,478

Financial and Other Data:
Adjusted EBITDA(4)	$19,867	$100,450	$92,929	$80,833	$80,248

Operating Data (pounds in millions):
Total pounds billed - rolled aluminum	982	865	852	803	798
Body stock (in pounds)	765	650	602	583	558
End stock (in pounds)	165	166	194	165	162
Tab stock (in pounds)	5	5	16	14	16
Trailer roof coil (in pounds)	44	44	36	34	35
Number of employees at period end	1,186	1,285	1,303	1,197	1,149

(1)	Total assets are defined as total assets of Wise Group and the guarantors, net of investment in subsidiaries and intercompany receivables.
(2)	Total member’s deficit is defined as total members’ deficit of Wise Group, net of equity investment in non-guarantor subsidiaries.
(3)	Working capital is defined as current assets net of current liabilities.

(4)	We present Adjusted EBITDA, a Non-GAAP Financial Measure, as a supplemental measure of our performance. See “Non-GAAP Financial Measure” included elsewhere in this reporting package. The reconciliation of Net (Loss) Income to Adjusted EBITDA for the periods presented is shown below these footnotes.
(5)	Restricted Group financial data is a non-GAAP financial measure. A reconciliation between Net (Loss) Income for the Restricted Group and Net (Loss) Income under generally accepted accounting principles is as follows:

	Years Ended December 31
	2015	2014	2013	2012	2011

Net (Loss) Income - Restricted Group	$(88,207)	$(29,197)	$10,824	$8,252	$5,028
Non-guarantor results of operations (6)	(6,306)	(5,379)	(11,744)	(3,989)	3,617

Net (Loss) Income	$(94,513)	$(34,576)	$(920)	$4,263	$8,645

(6)	Non-guarantor entities include Wise Recycling LLC, and WAC I LLC from the period December 22, 2014 until its disposition on January 4, 2015.

	Years Ended December 31
	2015	2014	2013	2012	2011

Net (Loss) Income	$(88,207)	$(29,197)	$10,824	$8,252	$5,028
Adjustments:
Interest expense, net	67,640	63,929	57,905	54,472	50,807
Depreciation, depletion and amortization	33,569	28,236	22,579	20,833	23,055
LIFO adjustments (a)	(51,693)	32,509	(10,134)	(7,386)	(4,977)
Loss on derivatives, excluding cash settlements (b)	6,290	1,316	2,158	4,474	6,327
Transaction costs (c)	48,338	—	—	—	—
Restructuring charges (d)	3,930	918	—	—	—
Equity-based compensation expense (e)	—	1,983	—	—	—
Operating leases reclassified to capital leases (f)	—	756	690	188	8
Loss on extinguishment of debt	—	—	8,907	—	—

Adjusted EBITDA	$19,867	$100,450	$92,929	$80,833	$80,248

(a)	We use the LIFO method of accounting to value our manufacturing inventory. Under this method of inventory accounting, inventory is recorded at current costs and then revalued based on the prescribed LIFO method. These changes in LIFO value are non-cash in nature and excluded from our Adjusted EBITDA computation, therefore current costs for inventory sold are included within Adjusted EBITDA.
(b)	Represents net gains and losses on derivative contracts attributable to the accounting requirements to mark such contracts to fair value each accounting period. Cash settlement gains and losses, if any, are excluded from these amounts.
(c)	Represents costs directly related to the Transaction, including the accelerated recognition of $7.5 million of equity-based compensation expense.
(d)	Amounts for 2015 represent shutdown costs for TMC and certain AEM facilities, including impairment of property and equipment, net, and reserves for wages and severance, write-downs to inventories, trade accounts receivables and future operating lease commitments. Amounts for 2014 represent employee severance expense related to reduction-in-force program and related matters.
(e)	Represents non-cash compensation expense related to the Company’s 2014 equity-based award plan, recognized in accordance with Accounting Standards Codification Topic 718-10.
(f)	Certain leases previously designated as operating leases were reclassified as capital leases as of September 30, 2014. The Company recorded this adjustment by establishing a capital lease obligation and corresponding capital asset within property and equipment as of September 30, 2014. Accounting for capital leases differs from operating leases in that depreciation and interest expense are recorded under capital leases whereas operating leases result in lease expense recognition, a component of Net (Loss) Income. The adjustment reflects the impacts to Adjusted EBITDA as if the leases had been classified as capital in nature from their inception.

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ITEM C:	SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents certain of our selected historical consolidated financial data. The consolidated statement of operations data for the years ended December 31, 2015, 2014 and 2013 and the consolidated balance sheet data as of December 31, 2015 and 2014 are derived from Wise Group’s audited consolidated financial statements included elsewhere in this reporting package. The consolidated statement of operations data for the years ended December 31, 2012 and 2011 and the consolidated balance sheet data as of December 31, 2013, 2012 and 2011 are derived from Wise Group’s audited consolidated financial statements not included in this reporting package.

This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto included elsewhere in this reporting package.

	Years Ended December 31
(In thousands)	2015	2014	2013	2012	2011

Statement of Operations Data:
Net sales	$1,334,892	$1,380,240	$1,348,017	$1,348,605	$1,524,425
Cost of sales	1,294,312	1,320,416	1,261,671	1,271,949	1,456,731

Gross profit	40,580	59,824	86,346	76,656	67,694
Operating expenses
Selling, general and administrative expenses	9,633	28,497	24,670	17,940	14,078
Transaction costs	54,644	—	—	—	—

Operating income	(23,697)	31,327	61,676	58,716	53,616
Other expense (income)
Interest expense, net	67,640	64,017	57,982	54,543	50,893
Loss (gain) on derivative instruments, net	3,176	1,886	(4,293)	54	(4,180)
Loss on extinguishment of debt	—	—	8,907	—	—
Other income	—	—	—	(144)	(1,742)

Total other expense	70,816	65,903	62,596	54,453	44,971

Net (loss) income	(94,513)	(34,576)	(920)	4,263	8,645

Accretion of redeemable preferred member interest	—	—	14,482	13,923	12,613

Net (loss) attributable to common members	$(94,513)	$(34,576)	$(15,402)	$(9,660)	$(3,968)

Balance Sheet Data (at period end):
Cash and cash equivalents	$10,297	$2,845	$20,332	$1,308	$1,055
Property and equipment, net	273,402	229,091	186,080	152,431	142,443
Total assets (1)	556,498	713,338	628,945	559,857	535,297
Total debt (including capital leases)	763,342	987,384	932,024	668,673	665,274
Total member’s deficit (2)	(401,329)	(476,640)	(443,816)	(433,714)	(424,177)
Working capital (3)	98,429	(46,551)	21,492	(19,441)	(32,215)

(1)	Total assets are defined as total assets of Wise Metals Group LLC and its subsidiaries, net of investments in subsidiaries and intercompany balances.
(2)	Total member’s deficit is defined as total members’ deficit of Wise Metals Group.
(3)	Working capital is defined as current assets net of current liabilities.

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ITEM D: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in connection with the “Selected Historical Financial Data – Restricted Group” and “Selected Historical Consolidated Financial Data” sections of this reporting package and our audited consolidated financial statements and notes thereto included elsewhere in this reporting package. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Cautionary Disclosure Regarding Forward-Looking Statements” section of this reporting package. Our results may differ materially from those contained in or implied by any forward-looking statements.

Overview

Company Background

We are one of the largest producers of beverage can sheet in North America. Beverage can sheet represented 94.1%, 94.6% and 94.6% of our sales for the years ended December 31, 2015, 2014 and 2013, respectively. Beverage can sheet is aluminum sheet that is specifically designed and engineered for the production of aluminum beverage cans. We own one of only five beverage can sheet manufacturing facilities in North America. Purchasers of beverage can sheet are either can makers or brewers and carbonated soft drink bottlers, who purchase beverage can sheet directly from manufacturers such as us and have it shipped to can makers for the production of the aluminum cans. We believe that brewers and carbonated soft drink bottlers purchase the majority of beverage can sheet in North America. These brewers and bottlers, including our major customers, led by a consortium headed by Anheuser-Busch and Coca-Cola, also purchase beverage can sheet directly from us and direct us to ship the beverage can sheet directly to can makers. We also ship beverage can sheet directly to Rexam, one of the largest can makers in the world. The can makers ship completed cans directly to the bottlers.

Our rolled aluminum products business, which consists of beverage can sheet and trailer roof coil manufacturing (the latter only through December 31, 2015; see discussion below), is operated predominantly through Wise Alloys, our primary operating subsidiary, with additional support historically provided by TMC and AEM (see discussion below). TMC provides maintenance, repairs and fabrication services to manufacturing and industrial plants worldwide, ranging from small on-site repairs to complete turn-key maintenance. AEM has a strong regional reputation in repairing and rewinding electric motors and also sells retail motors and assembles electrical control panels. During the year ended December 31, 2015, Wise Alloys purchased approximately 87% and 44% of TMC’s and AEM’s output, respectively.

Trailer Roof Coil Business

On January 6, 2016, the Company’s parent, Wise Intermediate Holdings, entered into a Restrictive Covenant Agreement (“RCA”) with Constellium Rolled Products Ravenswood, LLC (“Ravenswood”), an indirectly wholly-owned subsidiary of Constellium N.V. Under the terms of the RCA, Wise Intermediate Holdings agreed that for a period of five years, it would not, and would cause its subsidiaries to not, directly or indirectly, engage in any business or activity, which primarily relates to manufacturing, servicing, supporting or selling of trailer roof coil product. As consideration for the covenants and obligations of Wise Intermediate Holdings pursuant to the RCA, Wise Intermediate Holdings received cash consideration totaling $47.9 million from Ravenswood on January 6, 2016, which amount was determined, in an opinion delivered by an appraisal firm of national standing, to be not materially less favorable to Wise Intermediate Holdings and its subsidiaries than the amount that would have been obtained in a comparable agreement from a counterparty unrelated to Wise Intermediate Holdings and its subsidiaries. On January 7, 2016, Wise Intermediate Holdings contributed the cash payment received from Ravenswood to the capital of the Company. Total net sales of trailer roof coil for the year ended December 31, 2015 were $73.5 million.

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TMC and AEM Operations

During the third quarter of 2015, the Company approved a restructuring plan to shut down the operations of both TMC and certain AEM facilities and bring the expertise and functionality historically provided by those operations in-house under Wise Alloys. Additional information is included hereafter and in our audited consolidated financial statements and related notes thereto, which are included in this reporting package.

Constellium N.V. Transaction and Capital Contributions

On January 5, 2015, Constellium N.V. completed its acquisition of Wise Intermediate Holdings for $1.4 billion, including the assumption of existing debt (the “Transaction”). Wise Intermediate Holdings is the sole member and manager of Wise Group. Upon completion of the Transaction, Wise Group became an indirect wholly-owned subsidiary of Constellium N.V.

Wise Group’s consolidated financial statements are presented on their historical basis of accounting for all periods, both prior and subsequent to the Transaction. Constellium N.V. has elected not to push down the effects of purchase accounting to Wise Group.

In connection with the Transaction, Wise Group incurred costs of $54.6 million during the year ended December 31, 2015, comprised of the following (in thousands):

Transaction Costs
Cash
Change of control - employment	$30,154
Other	648

30,802

Non-cash
Change of control - contract	10,000
Equity compensation	7,536
Loss on distribution of WAC I LLC	6,306

23,842

Total	$54,644

Effective with the Transaction closing, Constellium N.V. contributed $102.7 million of equity to Wise Group via Wise Intermediate Holdings, comprised of cash totaling $92.7 million and payments made on behalf of Wise Group totaling $10.0 million.

Subsequent to the Transaction, during the year ended December 31, 2015, Constellium N.V. made cash equity contributions to Wise Group via Wise Intermediate Holdings of $28.4 million, $15.0 million and $17.7 million on June 8, 2015, September 23, 2015 and December 11, 2015, respectively. See Note 18. Subsequent Events to our audited consolidated financial statements included elsewhere in this reporting package for additional information.

WAC I LLC Distribution

Immediately prior to and in contemplation of the Transaction, Wise Group transferred its member interest in WAC I LLC (an entity formed in 2014 for the sole purpose of holding certain transportation assets of the Company) to an indirect principal owner of Wise Intermediate Holdings. The transfer resulted in a loss of $6.3 million during 2015 and there was no other activity in 2015 prior to the distribution. The results of operations for WAC I LLC are included in the accompanying financial statements for the periods prior to its distribution.

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Wise Recycling Distribution

On July 1, 2014 Wise Group distributed its ownership interest in Wise Recycling LLC, a Maryland limited liability company (“Wise Recycling”) to Wise Holdings. This $18.4 million distribution, of which $2.3 million was cash, was recorded as a book value equity transaction by Wise Group with no gain or loss recognized, at which time Wise Recycling was deconsolidated from Wise Group. The results of operations for Wise Recycling are included in the accompanying financial statements for the periods prior to its distribution.

December 2013 Refinancing

On December 11, 2013 the Company completed a refinancing of its existing capital structure (the “Refinancing”). The Refinancing included: (i) the issuance of $650.0 million of 8.75% senior secured notes (the “Senior Secured Notes”); (ii) the amendment and restatement of the Company’s ABL Facility with Wise Alloys LLC as borrower, providing for borrowing capacity of up to $320.0 million; and (iii) entering into a new secured revolving credit facility with Wise Recycling LLC as borrower, providing for borrowing capacity of up to $20.0 million (the “Wise Recycling ABL Facility”). The net proceeds at closing were used to: (i) repay in full and retire the existing indebtedness with the Employees’ Retirement System of Alabama and the Teachers’ Retirement System of Alabama (collectively the “RSA”), including both the term and delayed draw loans; (ii) redeem the cumulative convertible 10% paid-in-kind preferred member equity interests outstanding; and (iii) retire other indebtedness of the Company. In addition, the common member equity interests held in escrow for the benefit of the RSA were cancelled as of the closing of the Refinancing.

In connection with the Refinancing, the Company incurred $19.1 million of new debt issuance costs and incurred a loss on extinguishment of debt of $8.9 million.

The Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by Wise Alloys, TMC and AEM and are not guaranteed by Constellium N.V. or any of its subsidiaries.

Loss on Extinguishment of Debt – December 2013 Refinancing

The Refinancing included the extinguishment of certain term loan debt, redemption of preferred equity and modification of revolving credit facilities. The Company recognized a loss on extinguishment of debt of $8.9 million in 2013, which included the write-off of $5.5 million in unamortized debt discount, the write-off of $1.7 million in deferred financing costs associated with the retired term debt, the partial write-off of unamortized deferred financing costs totaling $1.6 million associated with the revolving loan required under the debt modification terms and $0.1 million in certain direct payments under the program.

Wise Intermediate Holdings - PIK Toggle Notes and Capital Contribution

On April 16, 2014, following the Reorganization, Wise Intermediate Holdings and Holdings FinCo, as co-issuers, issued $150.0 million of 9.75%/10.5% Senior PIK Toggle Notes due 2019 (the “Senior PIK Toggle Notes”). The Senior PIK Toggle Notes are senior unsecured obligations of Wise Intermediate Holdings and Holdings FinCo and are not guaranteed by Constellium N.V. or any of its subsidiaries, or Wise Group or any of its subsidiaries. Effective with the issuance of the Senior PIK Toggle Notes, Wise Intermediate Holdings contributed $22.5 million to Wise Group which it used to pay down outstanding indebtedness under the Secured and Revolving Credit Facility (“ABL Facility”).

In connection with the Reorganization and related Senior PIK Toggle Notes offering, the Company obtained certain consents of the lenders under its ABL Facility. Pursuant to such consents, Wise Intermediate Holdings and the Company agreed: (i) to use at least $22.5 million of the net proceeds from the offering to reduce outstanding borrowings under the ABL Facility; (ii) to retain a portion of the net proceeds from the offering at Wise Intermediate Holdings in an amount sufficient to satisfy the first two interest payments in respect of the Senior PIK Toggle Notes; and (iii) not to make certain restricted

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payments during the year ended December 31, 2014. As described above, Wise Intermediate Holdings contributed $22.5 million to Wise Group on April 16, 2014, which it used to pay down $22.5 million of outstanding indebtedness under the ABL Facility. On May 8, 2014 Wise Intermediate Holdings distributed $110.0 million of the proceeds from the Senior PIK Toggle Notes offering to Wise Holdings. On July 1, 2014, Wise Holdings began making payments to those of its equity holders who elected: (i) to have Wise Holdings repurchase their equity interests; or (ii) to take a loan from Wise Holdings in proportion to such holders’ ownership in Wise Holdings. On September 25, 2014, Wise Intermediate Holdings distributed $1.0 million to Wise Holdings in support of Wise Holdings’ investment in Wise Recycling.

Key Factors Affecting Our Performance

Consolidated and Restricted Group results of operations and financial performance are influenced by a variety of factors, primarily: (i) general economic and industry conditions affecting demand, and consumer demand and preferences; (ii) our ability to manage metal prices and costs; and (iii) our management of fixed costs and production capacity.

General economic and industry conditions affecting demand, and consumer demand and preferences

Beverages packaged in aluminum cans are consumer staples and annually consist of approximately one-third alcoholic beverages and two-thirds non-alcoholic beverages. Beverage can sheet demand is influenced by end-market retail strategies and consumer sentiment, and U.S. soda consumption continued to be under pressure in 2015. The beverage can sheet industry also faces competition from non-aluminum sources of packaging such as glass and HDPE and PET packaging producers. However, the recyclability of aluminum remains superior to that of other sources of non-aluminum packaging, and increasing consumer focus on resource conservation reduces the impact of competition we face from certain alternative packaging sources. In 2015, aluminum beverage can consumption declined a combined 0.1%, based upon a 1.7% decline in aluminum cans used for non-alcoholic beverages, partially offset by an increase of 2.3% of aluminum cans used for alcoholic beverages.

There also is rising demand in the rolled aluminum products industry for automotive sheet as automakers move toward replacing steel with aluminum in vehicle production in an effort to comply with the Corporate Average Fuel Economy (“CAFE”) standards. Under the CAFE standards, light vehicles sold in the United States will have to increase fuel efficiency by approximately 50% by 2025. One way to achieve these standards is by reducing the weight of vehicles through the substitution of aluminum for steel. JAS Consulting estimates that approximately 700 million pounds, or 15.6%, of current aluminum beverage can sheet capacity in North America will be converted to automotive sheet applications by 2019. Some of our beverage can sheet competitors, such as Novelis and Alcoa, are making significant investments to convert some of their can sheet and other rolled aluminum production capacity into automotive finishing lines. We expect that this may contribute to an industry-wide decrease in beverage can sheet production capacity, from which we may benefit in respect of future contract terms with customers on a long-term basis.

We intend to maximize the utilization of our hot mill to meet demand for rolled aluminum products and achieve the best margins possible, which may occur through increased production of either or both beverage can sheet or automotive sheet, bolstered by the successful launch of the aluminum-intensive Ford F-150.

Our ability to manage metal prices and costs

The price at which our customers purchase beverage can sheet from us is comprised of two component parts: (i) the aluminum price; and (ii) the conversion price. The price our customers pay us for aluminum is based on the average Mid-West Transaction Price (“MWTP”, including both the London Metal Exchange, or “LME” and the “Premium” components) for aluminum on a pound for pound basis. We attempt to pass through the cost of aluminum directly to our customers. However, due to the timing of

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procurement arrangements, specifications of customer orders and customer contract provisions, we are not always able to fully pass through our costs. In those circumstances where there is a difference between the price we pay for aluminum and the MWTP we charge our customers, we typically enter into hedges to mitigate risk resulting from these price differences, although we are not able to fully mitigate this risk.

We transitioned the execution of substantially all of our hedging activities to an affiliate of Constellium N.V. during the second quarter of 2015. As of December 31, 2015, all of our derivative instruments are administered through Constellium N.V.’s global hedging program.

As of December 31, 2015, we had 14.7 million pounds out of 140.1 million pounds of inventory subject to hedging arrangements. We are unable to fully hedge our exposure related to changes in the Premium component of the MWTP as an efficient financial market does not exist.

Our purchase price for aluminum includes a component for each of LME and Premium. The time between when we buy aluminum and when we complete production and sell to our customers is approximately two months. We can be exposed to fluctuations in metal prices during this period. With regard to the LME component of our costs, we are generally able to mitigate this timing risk through contract pricing terms or effective financial hedges. However, neither our customer contracts nor the financial markets allow us to effectively hedge the Premium exposure, thus we are exposed to changes in Premium rates between the time we purchase the metal and the time we sell our products to our customers. In times of rapidly changing Premium rates, our financial results are subject to volatility. Generally, in periods of rising Premiums, our earnings benefit from these timing differences, while in periods of declining Premiums the opposite is true. During the year ended December 31, 2015, the Premium component of metal costs experienced abnormal market conditions and a significant decline resulting in a loss of $24.7 million, compared to a gain of $15.0 million we realized in the year ended December 31, 2014. The table below illustrates the significant decline in the Premium rate from 2014 to 2015.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
(Premium $ per Pound)
Calendar Year 2015	$0.24	$0.23	$0.20	$0.17	$0.11	$0.08	$0.08	$0.08	$0.07	$0.07	$0.08	$0.09
Calendar Year 2014	$0.19	$0.20	$0.19	$0.18	$0.19	$0.19	$0.20	$0.20	$0.21	$0.23	$0.24	$0.24

During 2015, we worked with our customers to address this issue and believe that we have substantially reduced our exposure to fluctuations in the Premium rate for 2016.

Our management of fixed costs and production capacity

The conversion price is a fee that we charge per pound for converting primary or scrap aluminum into beverage can sheet and varies based on: (i) the product we are processing; for example body stock, end stock or tab stock; and (ii) the specifications of customer orders. While the aluminum price paid by a customer varies depending on the MWTP for aluminum at a given time during the term of the contract, the conversion price is fixed, subject to adjustments to maintain the pass through of certain costs, throughout the term of the contract.

In addition to aluminum, we also pass through the changes in certain other production costs to our customers, including natural gas, electricity, aluminum coating and magnesium. Additionally, the majority of our customers pay the cost of all freight under our contracts. Because a significant portion of our variable costs are passed through to our customers, generally our margins are most directly affected by our management of fixed costs and our production capacity. In the current year our margins have been most significantly impacted by the abnormal market conditions for metal, as described above.

We seek to manage our fixed costs in order to maintain and increase our margins. These include costs associated with running and maintaining our mills, including maintenance, labor, natural gas and a

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significant portion of our electricity. To the extent we are able to reduce our fixed costs, we would expect the margins that we generate to increase. We regularly evaluate opportunities to reduce our fixed costs with respect to our manufacturing processes, operations and administrative costs and have implemented a number of cost-cutting initiatives in the past few years. These include a more effective utilization of maintenance staff and bringing our reclamation facility, Element 13, online. As a result, we were able to bring UBC processing in-house and discontinue outsourcing, resulting in a significant cost reduction. We also successfully implemented an SAP ERP system.

Our fixed costs remain substantially the same regardless of the volumes we produce. As a result, implementing strategies to maximize our production capacity allows us to generate more rolled aluminum product output without a commensurate increase in our fixed costs. Accordingly, we seek to maximize our capacity in two ways. First, we undertake upgrade and expansion projects, such as the recently completed cold mill renovation discussed below, that allows us to increase our rolled aluminum product output on an absolute basis. Our recent and ongoing upgrade and expansion projects are generally expected to improve efficiency and increase capacity. Secondly, we look for opportunities to improve our processes through operating and manufacturing efficiencies and thereby increase our production capacity. Such efforts not only enhance our ability to realize our facility’s full production capacity, but also allow us to reduce our fixed costs on a unit of production basis.

Traditionally, our cold-rolling infrastructure has been the constraining factor in our rolled aluminum production capacity. We have renovated an existing two-stand cold mill at our Alabama facility into a three-stand cold mill and commenced production on the third stand during the end of the first quarter of 2015. This renovation provided us with additional cold-rolling capacity to align more closely with the capacity of our hot-rolling operations, enabling us to maximize our rolled aluminum product output. We currently have an estimated 1.2 billion pounds of annual aluminum sheet production capacity, based on our current product mix and specifications. We believe this additional cold mill capacity will allow us to maximize utilization of our hot mill to meet demand for beverage can sheet and the growing automotive sheet market.

Components of Operating Results

Net sales. We recognize revenue when both title and risk of loss pass to customers in accordance with contract terms. Sales are recorded net of provisions for returns, discounts and allowances, including customer-specific discounts based on contractual obligations. Returns and sales allowances are estimated at the time of sale based primarily on historical experience. Arrangements with certain of our customers provide for performance bonuses based on delivery and quality measurements. These amounts are recognized in revenue over the performance period when it is probable the performance standards will be met.

Cost of sales. Labor, raw materials, plant maintenance costs, depreciation, depletion expense and shipping and handling costs represent the primary components of our cost of sales. Natural gas, electricity, aluminum coating and magnesium also are necessary for the production of our rolled aluminum products. Our purchase contracts for aluminum are based on the market price for UBCs or primary aluminum, as applicable. Although we ultimately are paid for these raw materials by our customers, an increase or decrease in any of these components between the prices we pay for these materials under our purchase contracts and the prices we charge our customers under sales contracts that are not effectively hedged impacts our cost of sales and likewise affects net sales in a corresponding amount. We also include restructuring charges related to costs normally associated with manufacturing or plant operations in cost of sales.

Selling, general and administrative expenses (SG&A). Selling, general and administrative expenses consist primarily of employment costs, legal and professional service fees and various other administrative costs.

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Interest expense, net. Interest expense, net includes interest associated with interest-bearing long- and short-term debt and capital leases, amortization of deferred financing costs, accretion of debt discount, fees associated with unused availability, discount fees related to our Factoring Facility and interest charges applicable to supplier financing arrangements.

Loss (gain) on derivative instruments, net. We use various derivative instruments to manage the risks arising from fluctuations in aluminum and energy prices. Accounting standards require us to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. Our derivatives do not qualify for hedge accounting treatment and are not designated as cash flow hedges and accordingly, are adjusted to fair value each reporting period with corresponding gains and losses recognized in the statement of operations.

Income taxes. Effective with the Transaction, Wise Group is treated as a disregarded entity for U.S. tax purposes. The Company is treated similar to a division of the ultimate tax paying parent company and does not file a separate tax return. The Company has elected not to provide for income taxes in its consolidated financial statements as the ultimate tax paying entity will include its share of the taxable results of operations of the Company on its tax return. The Company made this election based on the needs of the bondholders and lenders, who are the primary users of the financial statements. There are no requirements in the Company’s debt agreements to present income taxes as if the Company was a tax paying entity, and the Company believes that providing tax information would not additionally benefit the financial statement users.

This treatment is consistent with the financial statement presentation prior to the Transaction. In prior years, Wise Group was taxed as a partnership under Subchapter K of the Internal Revenue Code. Therefore, the results of the Company’s operations were included in the taxable income of the individual members. As a result, no provisions for federal or state income taxes were included in the consolidated financial statements.

Accretion of redeemable preferred member interest. As part of our December 2013 refinancing, all of the Company’s then outstanding preferred equity interests were redeemed. For periods prior to that, the Company’s preferred equity interests bore interest at a rate of 10% per annum, compounded semi-annually, and the accretion of redeemable preferred member interest during any reporting period had the effect of decreasing net income (or increasing the net loss) attributable to holders of common member interests.

Operating Results

Year ended December 31, 2015 compared to the year ended December 31, 2014

The following discussion includes financial data of the Restricted Group. Restricted Group financial data is a non-GAAP financial measure. See footnote (5) to the Selected Historical Financial Data - Restricted Group for a reconciliation between Net (Loss) Income for the Restricted Group and Net (Loss) Income as presented under generally accepted accounting principles.

Net sales. Consolidated net sales decreased 3.3% from $1,380.2 million in 2014 to $1,334.9 million in 2015. Total shipments decreased 1.5% from 997.8 million pounds in 2014 to 982.4 million pounds in 2015. After normalizing for (by removing) the effects of Wise Recycling, which was deconsolidated on July 1, 2014, net sales increased 1.0% and shipments increased by 13.5%.

Restricted Group net sales increased 1.0% from $1,322.0 million in 2014 to $1,334.9 million in 2015, while shipments increased 13.5% from 865.3 million pounds in 2014 to 982.4 million pounds in 2015. During the first half of 2015, one of our competitors experienced an unplanned mill outage resulting in capacity shortfall. We were able to supplement their capacity shortfall and shipped an incremental 32.1 million pounds during the first quarter to meet our mutual customers’ requirements. During 2014, we transitioned to certain new sales arrangements and in 2015, we are realizing the full impact of that transition on a year-over-year basis. The year-over-year revenue increase was also negatively impacted by the change in metal prices. During 2014 the average MWTP was $1.05 per pound compared to an average MWTP of $0.88 per pound in 2015.

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Cost of sales. Consolidated cost of sales decreased 2.0% from $1,320.4 million in 2014 to $1,294.3 million in 2015.

Restricted Group cost of sales increased 2.7% from $1,260.1 million in 2014 to $1,294.3 million in 2015, primarily as a result of: (i) higher shipments; (ii) costs related to new initiatives including body-in-white of $12.7 million and integration costs of $3.0 million; (iii) restructuring charges of $3.9 million relating to our TMC and AEM operations; (iv) higher costs associated with metal management issues; (v) higher depreciation expense related to our three-stand cold mill project; and (vi) higher depletion expense. These increased costs were partially offset by higher favorable LIFO inventory adjustments year-over-year of $84.2 million and lower metal costs resulting from the lower average MWTP during 2015. Also during 2014, cost of sales included a $2.6 million adjustment to increase depreciation expense relating to the timing of placing assets under construction into service.

Gross profit. Consolidated gross profit decreased 32.1% from $59.8 million in 2014 to $40.6 million in 2015. Absent the LIFO inventory adjustment in both periods, gross profit decreased 112.0%.

Restricted Group gross profit decreased 34.4% from $61.9 million in 2014 to $40.6 million in 2015. After giving effect to the LIFO inventory adjustment in both years, the restructuring charge in 2015 and the depreciation adjustment in 2014 as discussed above, gross profit would have decreased from $97.0 million in 2014 to a loss of $7.2 million in 2015. The Company incurred higher costs related to metal management issues of $45.3 million during 2015 compared to 2014. Abnormal market movements in the Mid-West Premium contributed $39.7 million to the year-over-year gross profit decline, and unhedged metal exposures contributed an additional $5.6 million to the decline. In addition to metal management issues, the Company incurred costs in 2015 related to new initiatives including body-in-white and non-recurring integration costs as described above. Changes in revenue and mix between customers and the related pricing impacts as well as higher depreciation and depletion expense further contributed to the decline in gross profit, partially offset by higher shipments.

Restricted Group gross margin decreased from 4.7% in 2014 to 3.0% in 2015. After giving effect to the LIFO inventory adjustment for each period, the restructuring charge in 2015 and the depreciation adjustment in 2014 as discussed above, gross margin would have decreased from 7.3% in 2014 to a negative gross margin of 0.5% in 2015.

Selling, general and administrative expenses (SG&A). Consolidated SG&A decreased 66.3% from $28.5 million in 2014 to $9.6 million in 2015.

Restricted Group SG&A decreased 62.1% from $25.3 million in 2014 to $9.6 million in 2015. The decrease year-over-year reflects the new management structure subsequent to the Transaction, and lower travel, professional services and legal costs incurred in 2015. Also, during 2014, Restricted Group SG&A included equity compensation expense of $2.0 million and a restructuring charge related to reduction-in-force and associated matters of $0.9 million.

Interest expense, net. Consolidated interest expense, net, including amortization of deferred financing costs, increased 5.6% from $64.0 million in 2014 to $67.6 million in 2015.

Restricted Group interest expense, net, including amortization of deferred financing costs, increased 5.8% from $63.9 million in 2014 to $67.6 million in 2015. The increase primarily reflects higher average borrowings under the ABL facility, a $1.0 million write-off of deferred financing costs related to the amendments to the Company’s ABL Facility in 2015 and fees associated with the Company’s Factoring Facility put in place during 2015. Interest expense is net of capitalized interest of $1.8 million in 2015 and $4.1 million in 2014.

Loss (gain) on derivative instruments. Consolidated and Restricted Group losses on derivative instruments increased from $1.9 million in 2014 to $3.2 million in 2015.

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Year ended December 31, 2014 compared to the year ended December 31, 2013

Net sales. Consolidated net sales increased 2.4% from $1,348.0 million in 2013 to $1,380.2 million in 2014. Total shipments decreased 11.7% from 1,129.8 million pounds in 2013 to 997.8 million pounds in 2014. After normalizing for (by removing) the effects of Wise Recycling, which was deconsolidated on July 1, 2014, net sales increased 8.0% and shipments increased 1.6%.

Restricted Group net sales increased 8.0% from $1,224.3 million in 2013 to $1,322.0 million in 2014, while pounds shipped increased 1.6% from 851.9 million pounds in 2013 to 865.3 million pounds in 2014. The increase in net sales reflects the increase in shipments and increasing aluminum prices between periods. The average MWTP for aluminum increased from $0.95 per pound in 2013 to $1.05 per pound in 2014. These increases were partially offset by a shift in product mix from higher revenue generating end stock to body stock. End stock shipments decreased from 194 million pounds in 2013 to 166 million pounds in 2014 whereas body stock shipments increased from 602 million pounds in 2013 to 650 million pounds in 2014.

Cost of sales. Consolidated cost of sales increased 4.7% from $1,261.7 million in 2013 to $1,320.4 million in 2014.

Restricted Group cost of sales increased 11.4% from $1,131.0 million in 2013 to $1,260.1 million in 2014, primarily as a result of increasing aluminum prices between periods, lower material coating and production costs related to certain unfavorable contracts which expired in late 2013, and overall lower employment and maintenance costs, partially offset by increased LIFO inventory adjustments year-over-year of $42.6 million.

Gross profit. Consolidated gross profit decreased 30.7% from $86.3 million for the year ended December 31, 2013 to $59.8 million for the year ended December 31, 2014. Absent the LIFO inventory adjustment in both periods, gross profit increased 21.1%.

Restricted Group gross profit decreased 33.6% from $93.2 million in 2013 to $61.9 million in 2014. After giving effect to the LIFO inventory adjustment in both periods, gross profit increased 13.6%, from $83.1 million in 2013 to $94.4 million in 2014. In 2013 approximately 61.4 million pounds of end stock and body stock were sold to customers pursuant to contracts which included unfavorable pricing terms. These contracts expired December 31, 2013 and were replaced by arrangements with comparatively favorable pricing terms. Partially offsetting these favorable items was a change in product mix, whereby higher margin end stock production decreased from 23% of total production in 2013 to 19% in 2014. Restricted Group gross margin decreased from 7.6% in 2013 to 4.7% in 2014. After giving effect to the LIFO inventory adjustment for each period, Restricted Group gross margin would have increased from 6.8% in 2013 to 7.1% in 2014.

Selling, general and administrative expenses (SG&A). Consolidated SG&A increased 15.4% from $24.7 million in 2013 to $28.5 million in 2014.

Restricted Group SG&A increased 27.1% from $19.9 million in 2013 to $25.3 million in 2014 primarily as a result of increased total compensation expense, including $2.0 million of non-cash equity-based compensation and a $0.9 million restructuring charge related to reduction-in-force and associated matters. Travel and professional service fees were also higher in 2014.

Interest expense, net. Consolidated interest expense, net, including amortization of deferred financing costs, increased 10.3% from $58.0 million in 2013 to $64.0 million in 2014.

Restricted Group interest expense, net, including amortization of deferred financing costs, increased 10.4% from $57.9 million in 2013 to $63.9 million in 2014, primarily due to increased borrowings associated with the Company’s issuance of the Notes and entry into the ABL Facility in December 2013. Excluding capitalized interest in 2014, for which there was none in 2013, interest expense increased 17.4%. Amortization of deferred financing costs included in interest expense, net, increased 51.9% from $2.7 million in 2013 to $4.1 million in 2014.

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Loss on extinguishment of debt. In 2013, a loss of $8.9 million attributable to the Restricted Group was recognized in connection with the December 2013 refinancing.

Accretion of redeemable preferred member interest. Consolidated and Restricted Group accretion of redeemable preferred membership interest was $14.5 million in 2013. The preferred equity interests were redeemed in December 2013 and as a result there was no accretion of preferred member interest in 2014.

Loss (gain) on derivative instruments. Consolidated and Restricted Group loss (gain) on derivative instruments decreased from a $4.3 million gain in 2013 to a loss of $1.9 million in 2014, primarily reflecting the rising metal markets in 2014.

Liquidity and Capital Resources

Our principal sources of cash to fund operations are cash on hand, net cash provided by operating activities, borrowing availability under our Secured and Revolving Credit Facility (“ABL Facility”), remaining funds available under the Rexam advance agreement to finance our cold mill renovation project and cash equity contributions from Constellium N.V. via Wise Intermediate Holdings. We also accelerate cash collections on sales to our customers by selling certain of our accounts receivable under our Receivables Purchase Agreement (“Factoring Facility”).

We anticipate that our primary liquidity needs will be for working capital, capital expenditures and debt service.

In the ordinary course of our business, we require significant liquidity to fund our working capital needs, given the varying differences between the time we pay our suppliers for raw materials and the time we recover such costs through payments by our customers, to the extent that customer invoices are not sold under the Factoring Facility. Our borrowing capacity under the ABL Facility fluctuates with our eligible accounts receivable and inventory balances. The sales of eligible customer invoices under our Factoring Facility accelerates cash collections and improves our liquidity. Decreases in eligible accounts receivable resulting from sales of customer invoices lower our borrowing capacity under the ABL Facility. In respect of inventory, if the cost of aluminum or other raw materials or demand for our products increase significantly, we will need additional liquidity to buy and hold such materials through the production cycle until the related costs are passed through to our customers. However, in times of rising aluminum prices and/or volumes on hand, our borrowing capacity with respect to eligible inventory increases under the ABL Facility.

Certain of our customers manage their cash balances so that their payment cycles are longer at the end of the year, resulting in a significant increase in our accounts receivable during the fourth quarter. By selling some of our customer invoices under our Factoring Facility, we can partially mitigate the impact of our customers’ extended year end payment terms on our cash collections.

Our Factoring Facility currently expires on March 23, 2016. At this time, indications are that the Factoring Facility may be extended through April 2016, and we are exploring our options to replace the facility with another purchaser under terms and capacity levels which we expect to be substantially the same as or similar to our current Factoring Facility. There is no assurance that the Factoring Facility will be extended or replaced at this time, and in such a case, our cash collections from customers would be on longer terms than currently funded through the Factoring Facility. If the Factoring Facility is not extended, or replaced, our liquidity could meaningfully decrease, causing us to have insufficient liquidity to operate our business and service our indebtedness, unless another source of liquidity, which may include capital contributions from Constellium N.V., were identified.

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Our capital expenditures fall into two categories: (i) maintenance expenditures, which are comprised of items that maintain or sustain our existing production levels, such as spare parts, works rolls and furnace and melter rebuilds; and (ii) growth expenditures, which are incremental to the output of our facilities and primarily consist of expansion and equipment upgrade projects. For the year ended December 31, 2015, our capital expenditures totaled approximately $82.2 million, of which $40.1 million was maintenance expenditures and $42.1 million was growth expenditures, including $25.8 million related to our body-in-white initiative.

Our debt service requirements are described further below and in the notes to our audited consolidated financial statements included elsewhere in this reporting package.

We received cash equity contributions totaling $153.8 million from Constellium N.V. via Wise Intermediate Holdings during the year ended December 31, 2015. Constellium N.V. is not obligated to directly or indirectly fund cash equity contributions to the Company, and the future unavailability of such funding could have an adverse impact on our liquidity.

We believe that our cash on hand, net cash provided by operating activities (which includes the impact of factoring), borrowing availability under our ABL Facility and remaining funds available under the Rexam advance agreement, combined with equity contributions, will be sufficient to enable us to meet our liquidity requirements in the foreseeable future. Although we believe we have sufficient liquidity under our current ABL Facility to run our business, under challenging or volatile market conditions there can be no assurance that such funds would be available or sufficient, and in such a case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

ABL Facility

Our ABL Facility, as amended, provides for a borrowing capacity of $200.0 million and matures on September 14, 2018. Interest rates under the ABL Facility are based, at the Company’s election, on either the LIBOR rate or a base rate, plus a spread ranging from 0.75% to 1.25% for base rate loans or 1.75% to 2.25% for LIBOR rate loans, in each case based on the quarterly average adjusted excess availability for the immediately preceding fiscal quarter. The Company also incurs a fee of 0.375% of the average unused commitment amount under the ABL Facility.

As of December 31, 2015, we had $108.0 million of outstanding cash borrowings and $3.2 million of outstanding letters of credit against the ABL Facility. Our ability to borrow the full available amount of the ABL Facility is limited as determined based on a borrowing base formula, which relates to the collateral value of trade receivables (not including invoices sold and derecognized under the Factoring Facility) and inventory (on a basis approximating the lower of current cost as measured on a FIFO basis or net realizable value). This borrowing base is then compared to the outstanding loan balance (including outstanding letters of credit) to determine a net amount available for additional borrowings, or availability. Additional availability as of December 31, 2015 was $24.5 million.

As of December 31, 2015, we were in compliance with all of the covenants related to the ABL Facility. Under the ABL Facility, our most restrictive covenant is a fixed charge coverage ratio. Evaluation of compliance with the fixed charge coverage ratio covenant is only required if our excess availability falls below the greater of 10% of the aggregate revolving loan commitment and $20.0 million. Our excess availability as of December 31, 2015 was above 10% of the aggregate borrowing base and was greater than $20.0 million and as such, we were not required to comply with the fixed charge coverage ratio covenant.

Our failure to comply with the covenants could result in an event of default, which if not cured or waived, could have a material adverse effect on the Company’s business, financial condition and results of operations, including our ability to manage and operate our business and prevent us from capitalizing on business opportunities and taking some corporate actions.

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Our ABL Facility is fully and unconditionally guaranteed by Wise Group, TMC and AEM, as well as Constellium Holdco II B.V., a direct wholly-owned subsidiary of Constellium N.V.

Factoring Facility

On March 23, 2015, we entered into a Factoring Facility with a third party financial institution (the “Purchaser”), which provides for the sale of certain customer specific accounts receivables owed to us. The terms of the Factoring Facility established the sales amount of the receivables based on a discount calculated at an annual rate of LIBOR plus a spread ranging from 0.80% to 3.50% based on the credit rating of the customer. As of December 31, 2015, the spread was 2.0%. The Factoring Facility originally provided for a maximum outstanding capacity of $100.0 million and is scheduled to terminate on March 23, 2016. We were also originally subject to a commitment fee equal to $5,000 (five thousand dollars) per quarter plus an annual rate ranging from 0.40% to 1.75% of the average unused capacity, depending on the credit rating of the customer. Certain of our performance obligations under the Factoring Facility are guaranteed by Constellium Holdco II B.V., a direct wholly-owned subsidiary of Constellium N.V.

On October 27, 2015, the Factoring Facility was amended to provide for the establishment of a Committed Facility Sublimit with a capacity of $100.0 million, under which the Purchaser is obligated to purchase accounts receivable as submitted by us, and an Uncommitted Facility Sublimit with additional capacity of $280.0 million, under which purchases of accounts receivable amounts submitted by us are subject to the Purchaser’s discretion. Under the amended terms of the Factoring Facility, the commitment fee was modified so that the annual rate component applied only to the average unused capacity of the Committed Facility Sublimit amount (and not the Uncommitted Facility Sublimit).

The Factoring Facility provides for a number of termination events, the occurrence of which permits the Purchasers to declare a Purchase Termination Date to have occurred, after which the Purchaser would have no further obligation to purchase receivables under the Committed Facility Sublimit portion of the Factoring Facility. One of the termination events is the downgrade of Constellium N.V.’s corporate credit rating below a certain threshold. During December 2015, a downgrade of Constellium, N.V.’s corporate credit rating below the established threshold occurred, resulting in a termination event. On December 23, 2015, the Purchaser delivered a Reservation of Rights Letter, serving notice on the Servicer and Seller of the occurrence of a termination event, and reserving all of the Purchaser’s rights under the Factoring Facility, while the Purchaser “evaluates the situation”. As a further consequence of the downgrade, the $100.0 million Committed Facility Sublimit became uncommitted. However, as of December 31, 2015, the Factoring Facility remains in force with no additional amendments, and the Purchaser continues to accept the sale of accounts receivable and fund cash to the Sellers.

See the discussion above under the caption “Liquidity and Capital Resources” for information about the expiration of the Factoring Facility and the Company’s current undertakings to extend or replace it.

As of December 31, 2015, we were in compliance with all of the covenants related to the Factoring Facility. Our failure to comply with the covenants could result in an event of default, which if not cured or waived, could have a material adverse effect on the Company’s business, financial condition and results of operations, including our ability to manage and operate our business and prevent us from capitalizing on business opportunities and taking some corporate actions.

Cash flows for the year ended December 31, 2015 compared to the year ended December 31, 2014

Operating Activities. Consolidated net cash provided by operating activities was $163.0 million in 2015 compared to $19.4 million of net cash used in operating activities in 2014, a net increase in cash provided of $182.4 million.

This increase resulted primarily from: (i) $124.5 million in cash provided by lower accounts receivable in 2015 (resulting primarily from the effect of selling accounts receivable under our Factoring Facility), compared to a use of cash of $1.0 million in 2014; and (ii) $119.9 million in cash provided by declining

21

inventories in 2015, compared to $112.1 million in cash used to increase inventories in 2014. These two increases represented a year-over-year increase in net cash flows from operating activities totaling $357.5 million.

The increases described above were partially offset by: (i) a higher net loss in 2015 (by $59.9 million) as compared to 2014; (ii) the effects of the differences between the years in the adjustments for LIFO (totaling $84.2 million); and (iii) the difference between $14.0 million in cash used to reduce accounts payable in 2015, compared to $56.5 million in cash provided by rising accounts payable in 2014 (a difference of $70.5 million).

For the year ended December 31, 2015, the Company incurred Transaction costs totaling $54.6 million, of which $30.8 million was cash-settled and included in net cash provided by operating activities.

Restricted Group net cash provided by operating activities was $162.7 million in 2015 compared to $18.2 million of net cash used in operating activities in 2014, an increase in cash provided of $180.9 million. The increase resulted substantially from all of the changes in the consolidated working capital and operating results as discussed above.

For the year ended December 31, 2015, the Restricted Group recorded Transaction costs totaling $48.3 million, of which $30.8 million was cash-settled and reflected in net cash provided by operating activities.

Investing Activities. Consolidated net cash used in investing activities was $82.2 million in 2015 compared with $69.7 million in 2014, an increase in spending of $12.5 million.

Restricted Group net cash used in investing activities was $82.2 million in 2015 compared with $63.0 million in 2014, an increase in spending of $19.2 million. The increase in cash used results from higher maintenance capital expenditures in 2015 than in 2014.

Financing Activities. Consolidated net cash used in financing activities was $73.3 million in 2015 compared with cash provided by financing activities of $71.5 million in 2014, a decrease of $144.8 million. The decrease resulted primarily from paying down the ABL Facility balance by $218.5 million in 2015, compared to increasing the borrowings under the ABL by $55.9 million in 2014 (comprising a change of $274.4 million). This decrease was partially offset by the Company’s receipt of $131.3 million more in cash equity contributions from its parent in 2015 than in 2014, and other items, net.

We were able to significantly reduce the outstanding balance on our ABL Facility during 2015 through cash provided by our operating activities in 2015, most significantly the cash generated by the reduction in accounts receivable achieved through the use of our Factoring Facility, and the decrease in our inventory balances. In addition, cash equity contributions in 2015 were used to: (i) pay Transaction costs; (ii) partially pay down the ABL Facility balance; (iii) make the interest payments on our Senior Secured Notes; and (iv) fund capital expenditures and support general operating activities.

Restricted Group net cash used in financing activities was $73.3 million in 2015 compared with net cash provided by financing activities of $65.6 million in 2014, a decrease of net cash provided by financing activities of $138.9 million. The decrease resulted substantially from all of the changes in the consolidated net cash provided by or used in financing activities as discussed above.

Cash flows for the year ended December 31, 2014 compared to the year ended December 31, 2013

Operating Activities. Consolidated net cash used in operating activities was $19.4 million in 2014 compared to $3.9 million provided by operating activities in 2013. The decrease resulted from: (i) the difference in the changes in consolidated inventories constituting a use of cash of $145.3 million reflecting increased quantities of inventory on hand and higher metal commodity prices; partially offset by the difference in the changes in consolidated accounts payable constituting a source of cash of $96.9 million; (ii) the differences in the changes in accounts receivable constituting a source of cash of $27.3

22

million; (iii) and a decrease in net income of $33.7 million offset by LIFO non-cash inventory adjustments of $42.6 million, higher depreciation, depletion and amortization expense of $4.4 million and a non-cash loss on the extinguishment of debt of $8.8 million in 2013.

Restricted Group net cash used in operating activities was $18.2 million in 2014 compared to $12.4 million of net cash provided by operating activities for 2013. The decrease resulted from the difference in the changes in consolidated inventories constituting a use of cash of $144.3 million reflecting increased quantities of inventory on hand and higher metal commodity prices, partially offset by: (i) the difference in the changes in consolidated accounts payable constituting a source of cash of $94.5 million; (ii) the differences in the changes in accounts receivable constituting a source of cash of $28.1 million; and (iii) the decrease in net income of $40.0 million offset by LIFO non-cash inventory adjustments of $42.6 million, higher depreciation, depletion and amortization expense of $5.7 million and a non-cash loss on the extinguishment of debt of $8.8 million in 2013.

Investing Activities. Consolidated net cash used in investing activities was $49.3 million in 2013 compared with $69.7 million in 2014.

Restricted Group net cash used in investing activities increased from $48.2 million in 2013 to $63.1 million in 2014, including $43.4 million of expenditures related to our ongoing project to modernize and upgrade an idle two-stand cold mill into a three-stand cold mill.

Financing Activities. Consolidated net cash provided by financing activities was $64.4 million in 2013 compared with $71.5 million in 2014.

Restricted Group net cash provided by financing activities was $53.7 million in 2013 compared with $65.6 million in 2014. The increase was primarily due to higher borrowings on the ABL Facility, driven by the decrease in cash from operations described above combined with higher capital spending. These amounts were partially offset by the $22.5 million equity contribution received from Wise Intermediate Holdings during the second quarter of 2014 combined with the net effects of the December 2013 refinancing.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 to our audited consolidated financial statements included elsewhere in this reporting package. The preparation of consolidated financial statements in accordance with GAAP requires management to make significant judgments and estimates. Some accounting policies have significant impact on the amounts reported in our consolidated financial statements. Our financial position and results of operations may be materially different when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue is recognized when both title and risk of loss pass to customers in accordance with contract terms. Sales are recorded net of provisions for returns, discounts, and allowances including customer specific discounts based on contractual obligations. Returns and sales allowances are estimated at the time of sale based primarily on historical experience. Certain supply arrangements provide for performance bonuses based on delivery and quality measurements and these amounts are recognized in revenue over the performance period when it is probable the performance standards will be met.

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Allowance for Doubtful Accounts

Our ability to collect outstanding receivables from our customers is critical to our operating performance and cash flows. Typically, our customer agreements require monthly payments, mitigating the risk of non-collection. We record an allowance for uncollectible accounts, based on our ongoing monitoring of our customers’ credit and on the aging of the receivables combined with evaluation of historical collection experience. If the financial condition of our three largest customers were to deteriorate, resulting in an impairment of their ability to make payments, the recorded allowance for doubtful accounts would not be sufficient.

Inventory Valuation and Reserves

Manufacturing inventories are valued at the lower of cost or market using the last-in, first-out (“LIFO”) method of accounting. Supplies inventory is valued on an average cost basis, with periodic evaluation of diminished utility through a depletion and obsolescence reserve. Certain items in inventory may be considered impaired, obsolete or in excess quantities, and as such, we may establish an allowance to reduce the carrying value of these items to their net realizable value. Based on certain assumptions and judgments made from the information available at that time, we determine the amounts of these inventory allowances. If these estimates and related assumptions or the market changes, we may be required to record additional reserves.

Derivatives and Hedging Activity

We have entered into long-term agreements to supply beverage can stock to our largest customers. To reduce the risk of changing prices for purchases and sales of aluminum, including firm commitments under these supply agreements, as well as to manage volatile natural gas prices, we use commodity futures and option contracts.

Accounting standards require us to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. Our derivatives do not qualify for hedge accounting treatment and are not designated as cash flow hedges and accordingly, are adjusted to fair value each reporting period with corresponding gains and losses recognized in the statement of operations.

Long Lived Assets

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable. Triggering events include a significant change in the extent or manner in which long-lived assets are being used or in their physical condition, in legal factors, or in the business climate that could affect the value of the long-lived assets. The interpretation of such events requires judgment from management as to whether such an event has occurred. When factors indicate that an asset should be evaluated for possible impairment, we review long-lived assets to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in earnings to the extent that the carrying value exceeds fair value. The fair value is based on discounted estimated cash flows from the future use of the assets.

Income Taxes

Effective with the Transaction, Wise Group is treated as a disregarded entity for U.S. tax purposes. The Company is treated similar to a division of the ultimate tax paying parent company and does not file a separate tax return. The Company has elected not to provide for income taxes in its consolidated financial statements as the ultimate tax paying entity will include its share of the taxable results of operations of the Company on its tax return. The Company made this election based on the needs of the bondholders and lenders, who are the primary users of the financial statements. There are no requirements in the Company’s debt agreements to present income taxes as if the Company was a tax paying entity, and the Company believes that providing tax information would not additionally benefit the financial statement users.

This treatment is consistent with the financial statement presentation prior to the Transaction. In prior

24

years, Wise Group was taxed as a partnership under Subchapter K of the Internal Revenue Code. Therefore, the results of the Company’s operations were included in the taxable income of the individual members. As a result, no provisions for federal or state income taxes were included in the consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We attempt to pass through the cost of aluminum directly to customers. In circumstances where, due to the timing of procurement arrangements or specifications of customer contracts and orders, there is a difference between the price we pay for aluminum and the amounts we charge our customers for metal, we typically enter into hedges to mitigate risk resulting from these price differences. We are not able to fully hedge all of our exposure to fluctuating metal prices, especially that related to the Mid-West Premium component of our costs as discussed above. As of December 31, 2015, we had forward purchase contracts with respect to 14.7 million pounds of LME aluminum outstanding. In addition, the Company had forward purchase contracts for 5.2 million MMBtu of natural gas.

We transitioned the execution of substantially all of our hedging activity to an affiliate of Constellium N.V. during the second quarter of 2015. As of December 31, 2015, we had a total net liability position of $7.5 million associated with open forward purchase contracts, all of which is administered through Constellium N.V.’s global hedging program.

We are exposed to losses in the event of non-performance by the counterparties to the derivative contracts discussed above. Although non-performance by counterparties is possible, we do not currently anticipate any nonperformance by any of these parties. Counterparties are evaluated for creditworthiness and risk assessment prior to our initiating contract activities. The counterparties’ creditworthiness is then monitored on an ongoing basis, and credit levels are reviewed to ensure that there is not an inappropriate concentration of credit outstanding to any particular counterparty.

We are exposed to changes in interest rates on our outstanding indebtedness under the ABL Facility. A hypothetical 100 basis point increase (or decrease) in interest rates from December 31, 2015 levels would impact our interest expense by approximately $1.1 million. The Company does not currently intend to enter into floating-to-fixed interest rate swaps to hedge floating interest rate exposure under the ABL Facility.

Contractual Obligations

The following table summarizes the material contractual obligations of the Restricted Group as of December 31, 2015 (in thousands).

	Payments Due By Period
	Total	1 Year	2 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt and capital lease obligations	$763,342	$2,524	$760,540	$278	$—
Interest on fixed rate debt instruments	168,599	57,066	111,499	34	—
Capital purchases	16,975	12,466	4,509	—	—
Operating leases	3,401	1,723	1,629	49	—

Total contractual obligations	$952,317	$73,779	$878,177	$361	$—

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ITEM E: SUPPLEMENTAL INFORMATION FOR WISE METALS INTERMEDIATE HOLDINGS LLC (“WISE INTERMEDIATE HOLDINGS”)

Wise Intermediate Holdings is the direct parent and sole member of Wise Group and was formed during the second quarter of 2014 for the sole purpose of serving as co-issuer of $150.0 million aggregate principal amount of 9.75%/10.5% Senior PIK Toggle Notes due June 15, 2019.

Senior PIK Toggle Notes

In a private transaction on April 16, 2014 Wise Intermediate Holdings and Holdings FinCo (a direct wholly-owned subsidiary of Wise Intermediate Holdings), as co-issuers (the “Issuers”), issued $150.0 million of Senior PIK Toggle Notes. The Senior PIK Toggle Notes were issued at 99% of face amount, or a discount of $1.5 million. The Senior PIK Toggle Notes are senior unsecured obligations of the Issuers and are not guaranteed by Constellium N.V. or any of its subsidiaries, or Wise Group or any of its subsidiaries.

The Senior PIK Toggle Notes are senior unsecured indebtedness of the Issuers and are structurally subordinated to all existing and future indebtedness, preferred equity and other liabilities of all non-guarantor subsidiaries, including the obligations under the ABL Facility and the Senior Secured Notes. The Senior PIK Toggle Notes rank equally in right of payment with all of Wise Intermediate Holdings existing and future unsubordinated indebtedness and rank senior in right of payment to all of the Issuers future subordinated indebtedness.

Debt issue costs of $4.8 million were incurred related to the Senior PIK Toggle Notes. Amortization expense related to the debt issue costs and debt discount is recorded to interest expense ratably over the term of the Senior PIK Toggle Notes.

Interest on the Senior PIK Toggle Notes is payable semi-annually on June 15 and December 15 of each year. The first and last interest payments on the Senior PIK Toggle Notes are required to be paid in cash at the cash interest rate of 9.75%. For each other interest period, Wise Intermediate Holdings is required to pay interest in cash, unless certain conditions are satisfied, in which case Wise Intermediate Holdings may elect to pay PIK interest either by increasing the principal amount or issuing new notes. The PIK interest rate is equal to the cash interest rate plus 75 basis points, or 10.5%.

As of December 31, 2015, the Issuers’ future interest obligations (assuming payment is made in cash) on the Senior PIK Toggle Notes are as follows (in thousands):

2016	$14,625
2017	14,625
2018	14,625
2019	7,312
Thereafter	—

Total	$51,187

On December 10, 2015, the Issuers delivered a PIK Notice to bond holders announcing the election to pay the June 15, 2016 coupon interest of $7.875 million in-kind, as permitted under the indenture governing the Senior PIK Toggle Notes.

The Issuers may redeem the Senior PIK Toggle Notes in whole or in part on or after June 15, 2016 at redemption prices of 104.875% or 102.438% of the principal amount thereof if the redemption occurs during the 12-month period beginning June 15, 2016 or 2017, respectively, and at a redemption price of 100% of the principal amount thereof on or after June 15, 2018, in each case plus accrued and unpaid interest to the redemption date. Prior to June 15, 2016, the Issuers may redeem the Senior PIK Toggle Notes, in whole or in part, at a redemption price equal to 100% of the aggregate principal amount thereof

26

plus a “make-whole” premium as of, and accrued and unpaid interest to, the redemption date. Prior to June 15, 2016, the Issuers may redeem up to 35% of the aggregate principal amount of the Senior PIK Toggle Notes, in an amount not to exceed the amount of the net cash proceeds of one or more sales of equity interests of Wise Intermediate Holdings or a contribution of the Issuers’ equity capital made with the net cash proceeds of a concurrent equity offering by Wise Intermediate Holdings’ direct or indirect parent, at a redemption price of 109.75% of their principal amount, plus accrued and unpaid interest to the redemption date, provided that at least 65% of the original aggregate principal amount of the Notes originally issued under the Indenture remains outstanding after each such redemption and notice of any such redemption is mailed within 90 days of such sale of equity interests.

The Indenture governing the Senior PIK Toggle Notes contains restrictive covenants that, among other things, limit the ability of the Issuers to: (i) incur additional indebtedness and issue preferred stock; (ii) pay dividends and make distributions in respect of capital stock; (iii) make investments or certain other restricted payments; (iv) place limits on dividends and enter into other payment restrictions affecting certain subsidiaries; (v) enter into transactions with affiliates; (vi) guarantee debt; (vii) sell assets (including the sale of stock of subsidiaries); (viii) create liens; and (ix) merge or consolidate.

The Indenture governing the Senior PIK Toggle Notes provides for customary events of default that include, among other things (subject in certain cases to customary grace and cure periods): (i) non-payment of principal or interest; (ii) breach of certain covenants contained in the Indenture or the Notes; (iii) default under agreements under which the Issuers or certain subsidiaries have indebtedness in excess of $25 million; (iv) judgments against the Issuers or certain subsidiaries in excess of $20 million; and (v) certain events of bankruptcy or insolvency. Generally, if an event of default occurs (subject to certain exceptions), the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all of the Notes to be due and payable.

The Senior PIK Toggle Notes have not been registered under the United States Securities Act of 1933 (the “Securities Act”) and there is no intention or obligation to register the Senior PIK Toggle Notes under the Securities Act in the future or to make a registered exchange offer for the Senior PIK Toggle Notes.

On January 7, 2015 Constellium N.V. commenced a tender offer to purchase for cash any and all outstanding Senior PIK Toggle Notes issued by Wise Intermediate Holdings and Holdings FinCo. The acquisition of Wise Intermediate Holdings by Constellium N.V. resulted in a “change of control” under the indenture governing the Senior PIK Toggle Notes, requiring the tender offer at a purchases price equal to 101% of the principal amount plus accrued interest. The tender offer expired on February 6, 2015 and none of the Senior PIK Toggle Notes were validly tendered.

Selected Wise Intermediate Holdings Financial Data

Wise Intermediate Holdings does not have any material assets, liabilities, revenues, expenses or operations of any kind (other than its ownership of the member interest of Wise Group and as the co-issuer of the Senior PIK Toggle Notes) and will not have any operating revenue or income other than as may be incidental to its activities as a co-issuer of the Senior PIK Toggle Notes and the ownership of the member interest of Wise Group.

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The following table summarizes selected Wise Intermediate Holdings’ stand-alone financial data as of December 31, 2015 and 2014 and for the year ended December 31, 2015 and the period from April 16, 2014 (inception) to December 31, 2014 (in thousands):

	December 31 2015	December 31 2014
Balance Sheet Data
Cash and cash equivalents	$—	$412
Investment in subsidiary (Wise Group)	(401,329)	(476,640)
Deferred financing costs	3,222	4,153
Accrued interest payable	609	610
Payable to affiliate, net	167	1,900
Senior PIK Toggle Notes, net of discount	148,995	148,705

Member’s Deficit
Balance at Beginning of Period	$(623,290)	$(443,816)
Loss from subsidiary (Wise Group)	(94,513)	(34,576)
Other comprehensive income (loss) (Wise Group)	406	(4,301)
Equity-based compensation expense (Wise Group)	7,536	1,983
Equity contribution from parent	178,818	—
Distributions to parent (Wise Holdings 2014)	—	(129,430)
Net loss for period	(16,835)	(13,150)

Balance at End of Period	$(547,878)	$(623,290)

Statement of Operations Data

	Year Ended December 31, 2015	April 16, 2014 (Inception) to December 31, 2014

Interest expense	$14,625	$10,319
Amortized deferred financing costs	931	657
Amortized debt discount	290	205
Selling, general and administrative expenses	989	1,969

Net loss	$16,835	$13,150

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ITEM F: AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF WISE METALS GROUP LLC

Independent Auditor’s Report

To the Board of Managers of Wise Metals Group LLC

We have audited the accompanying consolidated financial statements of Wise Metals Group LLC and its subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in member’s deficit and cash flows for the year ended December 31, 2015.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

March 7, 2016

Independent Auditor’s Report

Board of Managers

Wise Metals Group, LLC

Muscle Shoals, Alabama

We have audited the accompanying consolidated balance sheet of Wise Metals Group LLC and its subsidiaries as of December 31, 2014, and the related consolidated statements of operations, comprehensive income (loss), member’s deficit, and cash flows for the two years in the period ended December 31, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wise Metals Group LLC and its subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the two years in the period ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Memphis, Tennessee

February 27, 2015

WISE METALS GROUP LLC

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(In thousands)

	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$10,297	$2,845
Broker deposits	—	1,606
Accounts receivable, less allowance for doubtful accounts of $246 in 2015 and $183 in 2014	83,536	208,068
Inventories, net	172,587	245,092
Fair value of derivative instruments	—	637
Prepaid and other current assets	4,708	9,140

Total current assets	271,128	467,388

Property and equipment, net	273,402	229,091
Other assets	11,968	16,859

Total assets	$556,498	$713,338

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$145,321	$159,274
Accrued expenses and other current liabilities	17,320	20,831
Current maturities of long-term debt and capital lease obligations	2,524	5,525
Borrowings under revolving credit facility	—	326,453
Fair value of derivative instruments	7,534	1,856

Total current liabilities	172,699	513,939

Senior secured notes	650,000	650,000
Borrowings under revolving credit facility	108,000	—
Long-term debt and capital lease obligations, less current maturities	2,818	5,406
Accrued pension and OPEB obligations	8,920	9,705
Other non-current liabilities	15,390	10,928

Total liabilities	957,827	1,189,978

Commitments and contingencies (Note 15)

Member’s deficit:
Member’s deficit	(393,513)	(468,418)
Accumulated other comprehensive loss	(7,816)	(8,222)

Total member’s deficit	(401,329)	(476,640)

Total liabilities and member’s deficit	$556,498	$713,338

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS GROUP LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(In thousands)

	2015	2014	2013

Net sales	$1,334,892	$1,380,240	$1,348,017
Cost of sales	1,294,312	1,320,416	1,261,671

Gross profit	40,580	59,824	86,346

Operating expenses
Selling, general and administrative expenses	9,633	28,497	24,670
Transaction costs	54,644	—	—

Operating (loss) income	(23,697)	31,327	61,676

Other expense (income)
Interest expense, net	67,640	64,017	57,982
Loss (gain) on derivative instruments, net	3,176	1,886	(4,293)
Loss on extinguishment of debt	—	—	8,907

Total other expense	70,816	65,903	62,596

Net loss	(94,513)	(34,576)	(920)

Accretion of redeemable preferred member interest	—	—	14,482

Net loss attributable to common member	$(94,513)	$(34,576)	$(15,402)

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS GROUP LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(In thousands)

	2015	2014	2013

Net loss	$(94,513)	$(34,576)	$(920)
Other comprehensive income (loss):
Unrealized net actuarial gain (loss) related to pension and OPEB plans	406	(3,756)	4,402
Reclassification of pension and OPEB net actuarial amounts realized in net loss	—	(56)	685
Unrealized gain on available-for-sale securities	—	7	213
Reclassification of gain on available-for-sale securities realized in net loss	—	(496)	—

Total other comprehensive income (loss)	406	(4,301)	5,300

Comprehensive (loss) income	(94,107)	(38,877)	4,380

Accretion of redeemable preferred member interest	—	—	14,482

Comprehensive (loss) attributable to common member	$(94,107)	$(38,877)	$(10,102)

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS GROUP LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(In thousands)

	2015	2014	2013

Operating activities:
Net loss	$(94,513)	$(34,576)	$(920)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, depletion, amortization and impairments	35,857	29,161	24,750
Amortization of deferred loan costs and debt discount	5,296	4,094	5,423
Non-cash loss on extinguishment of debt	—	—	8,787
LIFO inventory reserve adjustments	(51,693)	32,509	(10,134)
Provision for bad debts	63	357	(274)
Gain on sale of assets	—	—	(71)
Reserve for other receivables	—	556	2,916
Employee retirement benefits	(785)	(255)	614
Non-cash transaction costs	23,842	—	—
Non-cash equity-based compensation	—	1,983	—
Loss on derivatives, excluding cash settlements	6,290	1,316	2,158
Changes in cash from operating assets and liabilities:
Broker deposits	1,606	(573)	1,775
Accounts receivable	124,469	(1,026)	(28,276)
Inventories	119,907	(112,088)	33,184
Prepaid and other current assets	4,457	(2,042)	(3,058)
Accounts payable	(13,953)	56,502	(40,351)
Accrued expenses and other	2,127	4,708	7,415

Net cash provided by (used in) operating activities	162,970	(19,374)	3,938

Investing activities:
Purchases of property and equipment	(82,229)	(70,276)	(49,467)
Proceeds from disposals of property and equipment	—	—	162
Proceeds from sale of available-for-sale securities	—	626	—

Net cash used in investing activities	(82,229)	(69,650)	(49,305)

Financing activities:
(Repayments) borrowings on revolving credit facility, net	(218,453)	55,864	21,325
Proceeds from senior secured notes	—	—	650,000
Proceeds from long-term debt	—	—	11,755
Payments on long-term debt and capital leases	(5,616)	(4,141)	(436,905)
Payment of redeemable preferred member interest	—	—	(162,518)
Payments of debt issuance costs and other	(1,102)	(348)	(19,266)
Cash equity contributions from Wise Intermediate Holdings	153,793	22,500	—
Distribution to Wise Holdings - Wise Recycling cash component	—	(2,338)	—
Cash dividend paid to Wise Intermediate Holdings	(1,911)	—	—

Net cash (used in) provided by financing activities	(73,289)	71,537	64,391

Net increase (decrease) in cash and cash equivalents	7,452	(17,487)	19,024
Cash and cash equivalents at beginning of period	2,845	20,332	1,308

Cash and cash equivalents at end of period	$10,297	$2,845	$20,332

Supplemental disclosures of cash flow information:
Interest payments	$60,068	$60,555	$52,652

Equipment acquired, capital lease and direct financing	$27	$4,145	$9,020

Capitalized interest	$1,836	$4,090	$—

Equity contribution from Wise Intermediate Holdings - non-cash	$10,000	$—	$—

Distribution to Wise Holdings - Wise Recycling non-cash component	$—	$16,092	$—

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS GROUP LLC

CONSOLIDATED STATEMENTS OF MEMBER’S DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(In thousands)

	Member’s Deficit	Accumulated Other Comprehensive Loss	Total Member’s Deficit	Redeemable Preferred Member Interest

Balance at January 1, 2013	$(424,493)	$(9,221)	$(433,714)	$148,036
Net loss	(920)	—	(920)	—
Other comprehensive income	—	5,300	5,300	—
Accretion of cumulative dividends associated with Redeemable Preferred Member Interest	(14,482)	—	(14,482)	14,482
Redemption of Redeemable Preferred Member Interest	—	—	—	(162,518)

Balance at December 31, 2013	(439,895)	(3,921)	(443,816)	—
Net loss	(34,576)	—	(34,576)	—
Other comprehensive loss	—	(4,301)	(4,301)	—
Equity-based compensation expense	1,983	—	1,983	—
Equity contributions from Wise Intermediate Holdings	22,500	—	22,500	—
Distribution to Wise Holdings related to Wise Recycling Investment	(18,430)	—	(18,430)	—

Balance at December 31, 2014	(468,418)	(8,222)	(476,640)	—
Net loss	(94,513)	—	(94,513)	—
Other comprehensive income	—	406	406	—
Equity-based compensation expense	7,536	—	7,536	—
Equity contributions from Wise Intermediate Holdings	163,793	—	163,793	—
Cash dividend paid to Wise Intermediate Holdings	(1,911)	—	(1,911)	—

Balance at December 31, 2015	$(393,513)	$(7,816)	$(401,329)	$—

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

Note 1. Organization and Basis of Presentation

Wise Metals Group LLC (“Wise Group”) is a holding company formed for the purpose of managing the operations of its wholly-owned subsidiaries: Wise Alloys LLC (“Wise Alloys”); Listerhill Total Maintenance Center LLC (“TMC”); Alabama Electric Motor Services LLC (“AEM”); Wise Alloys Funding LLC (formed in February 2015); and Wise Alloys Finance Corporation (collectively, the “Company” or “Wise”). The Company is one of the largest producers of aluminum can stock for the beverage industry in North America.

Constellium N.V. Transaction

On January 5, 2015, Constellium N.V. completed its acquisition of Wise Metals Intermediate Holdings LLC (“Wise Intermediate Holdings”) for $1.4 billion, including the assumption of the existing debt of Wise Group and Wise Intermediate Holdings (the “Transaction”). Upon completion of the Transaction, Wise Group became an indirect wholly-owned subsidiary of Constellium N.V.

Holding Company Reorganization

In April 2014, the Company completed a reorganization (the “Reorganization”) in which Wise Metals Holdings LLC (“Wise Holdings”), Wise Intermediate Holdings and Wise Holdings Finance Corporation (“Holdings FinCo”) were formed, and a newly-created, wholly-owned subsidiary of Wise Intermediate Holdings merged with and into Wise Group, with Wise Group surviving the merger and becoming a wholly-owned direct subsidiary of Wise Intermediate Holdings. In the merger, the equity interests in Wise Group were converted on a one-for-one basis into equity interests in Wise Holdings, having the same rights and designations as the equity interests in Wise Group immediately prior to the merger. The limited liability company agreement, board of managers and officers of Wise Holdings were the same as those of Wise Group immediately prior to the merger in all material respects. Wise Holdings, prior to the Transaction, was the sole member and manager of Wise Intermediate Holdings. After the Transaction, Constellium W S.A.S. (a wholly-owned subsidiary of Constellium N.V.) is the sole member and manager of Wise Intermediate Holdings, and Wise Intermediate Holdings is the sole member and manager of Wise Group.

Subsidiary Company Distributions

Immediately prior to and in contemplation of the Transaction, Wise Group transferred its member interest in WAC I LLC (an entity formed in 2014 for the sole purpose of holding certain transportation assets of the Company) to an indirect principal owner of Wise Intermediate Holdings. The transfer resulted in a non-cash loss of $6.3 million during 2015, included in Transaction costs in the consolidated statement of operations.

On July 1, 2014 Wise Group distributed its ownership interest in Wise Recycling LLC, a Maryland limited liability company (“Wise Recycling”), to Wise Holdings. This $18.4 million distribution, of which $2.3 million was cash, was recorded as a book value equity transaction by Wise Group with no gain or loss recognized, at which time Wise Recycling was deconsolidated from Wise Group. Wise Recycling was not included in the Transaction, ceased to be an affiliate of Wise Group upon consummation of the Transaction on January 5, 2015 and is not an affiliate of Constellium N.V.

Basis of Presentation

Wise Group’s consolidated financial statements are presented on their historical basis of accounting for all periods, both prior and subsequent to the Transaction. Constellium N.V. has elected not to push down the effects of purchase accounting to Wise Group.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries after the elimination of all significant intercompany accounts and transactions.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and notes to the consolidated financial statements. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity date of three months or less when purchased. Cash and cash equivalents are maintained at financial institutions and balances may exceed federally insured limits at times.

Broker Deposits

Broker deposits represent initial and variation margin deposits posted by the Company to its brokers to collateralize its exposures on its derivative positions.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists of amounts due from customers located throughout the United States, Canada, Mexico, Europe, Asia and the Middle East. Collateral is generally not required to be posted by the Company’s customers.

The Company sells certain of its accounts receivable invoices to a third party financial institution under the terms of a non-recourse Factoring Facility as further described in Note 9. Financing Arrangements. At the time of the sale of the invoices, the Company de-recognizes the accounts receivable from its consolidated balance sheets.

The Company provides an allowance for doubtful accounts receivable by a charge to the consolidated statement of operations in amounts equal to the estimated losses expected to be incurred. The estimated losses are based on historical collection experience and a review of the current status of the existing receivables and customers’ creditworthiness. Customer accounts are written off against the allowance for doubtful accounts when an account is determined to be uncollectible.

Derivatives and Hedging Activity

The Company has entered into long-term agreements to supply beverage can stock to its largest customers. To reduce the risk of changing prices for purchases and sales of aluminum, including firm commitments under these supply agreements, as well as to manage volatile natural gas prices, the Company uses commodity futures and option contracts.

Accounting standards require the Company to recognize all derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The Company’s derivatives do not qualify for hedge accounting treatment and are not designated as cash flow hedges and accordingly, are adjusted to fair value each reporting period with corresponding gains and losses recognized in the consolidated statement of operations.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

Concentration of Risk

Sales and Purchases

The Company transacts a significant portion of its business, consisting of both purchases and sales of aluminum, with large aluminum producers and can sheet customers. The loss of any of these large aluminum producers or customers could have a significant long-term impact on the Company’s operations and cash flows.

During the years ended December 31, 2015, 2014 and 2013, the Company earned approximately 82%, 82% and 77%, respectively, of its revenue from its three largest customers. Accounts receivable balances outstanding (and not including amounts sold under the Factoring Facility as of December 31, 2015 only) from the Company’s three largest customers accounted for approximately 51% and 78% of the Company’s total accounts receivable balances as of December 31, 2015 and 2014, respectively.

During the years ended December 31, 2015, 2014 and 2013, the Company purchased approximately 48%, 48% and 59%, respectively, of its raw materials from its two largest suppliers.

Employment Related

Approximately 48% of the Company’s employees are covered under collective bargaining agreements. Of those, 75% are under union contracts that extend through November 2020, with the remaining employees under union contracts that extend through November 2017.

Inventory Valuation and Reserves

Manufacturing inventories are valued at the lower of cost or market using the last-in, first-out (“LIFO”) method of accounting. Supplies inventory is valued on an average cost basis, with periodic evaluation of diminished utility through a depletion and obsolescence reserve. Certain items in inventory may be considered impaired, obsolete or in excess quantities, and as such, we may establish an allowance to reduce the carrying value of these items to their net realizable value. Based on certain assumptions and judgments made from the information available at that time, we determine the amounts of these inventory allowances. If these estimates and related assumptions or the market changes, we may be required to record additional reserves.

Property and Equipment, Net

Property and equipment are stated at cost. Major additions and betterments are capitalized as assets, while maintenance and repairs, which do not improve or extend the lives of assets, are expensed as incurred. Interest costs incurred to finance the long-term construction of assets are capitalized as a component of the asset under construction. Upon retirement or disposition of property and equipment, the cost and accumulated depreciation are removed from the asset accounts and any resulting gain or loss is included in the consolidated statement of operations. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable. Triggering events include a significant change in the extent or manner in which long-lived assets are being used or in their physical condition, in legal factors, or in the business climate that could affect the value of the long-lived assets. The interpretation of such events requires judgment from management as to whether such an event has

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

occurred. When factors indicate that an asset should be evaluated for possible impairment, the Company reviews long-lived assets to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in the consolidated statement of operations to the extent that the carrying value exceeds fair value. Fair value is based on discounted estimated cash flows from the future use of the assets.

Fair Value Measurements

Current accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It requires all assets and liabilities that are measured and carried on a fair value basis to be classified and disclosed in one of the following three categories based upon the inputs used to determine fair value measurements (hierarchy based on quality and reliability of inputs):

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data; or

Level 3 – Unobservable inputs that are not corroborated by market data.

Pension Costs and Postretirement Benefit Costs Other Than Pensions

Pension costs and postretirement benefit costs other than pensions are accrued over the period employees provide service to the Company. The Company’s policy is to fund its pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) and to fund postretirement benefits other than pensions when claims are incurred.

Deferred Financing Costs and Interest Expense, net

Costs related to the acquisition of debt are deferred and amortized to interest expense over the expected life of the related debt instruments. Early retirements or extinguishments of debt, and significant debt modifications result in the accelerated recognition of expense recorded either as a component of loss on extinguishment of debt or additional amortized interest expense at the time of the debt retirement, extinguishment or modification. Net unamortized deferred financing costs total $11.9 million and $16.0 million as of December 31, 2015 and 2014, respectively, and are included in Other assets in the Company’s consolidated balance sheets.

Interest expense, net includes interest associated with interest bearing debt and capital leases, amortization of deferred financing costs, accretion of debt discount, fees associated with unused commitment amounts, factoring discount fees and interest charges arising from supplier financing arrangements. Interest expense, net excludes the amount of interest costs incurred to finance the long-term construction of assets, which costs are capitalized as a component of property and equipment.

Revenue Recognition

Revenue is recognized when both title and risk of loss pass to customers in accordance with contract terms. Sales are recorded net of provisions for returns, discounts, and allowances including customer specific discounts based on contractual obligations. Returns and sales allowances are estimated at the time of sale based primarily on historical experience.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

Shipping and Handling Costs

Shipping and handling costs incurred by the Company totaled $50.6 million, $40.8 million and $40.1 million for the years ended December 31, 2015, 2014 and 2013, respectively, and are included as a component of Cost of sales in the consolidated statements of operations. Amounts billed to customers related to shipping and handling are included in Net sales in the consolidated statements of operations.

Restructuring Charges

The Company records restructuring charges in accordance with Accounting Standards Codification (“ASC”) Topic 410 – Exit or Disposal Cost Obligations, which requires a company to recognize the liabilities for costs associated with exit or disposal activities when the liabilities are incurred. Examples of costs covered by ASC Topic 410 include lease termination costs and certain employee severance costs that are associated with restructuring activities, discontinued operations, facility closings or other exit or disposal activities. Restructuring charges are included in Cost of sales and Selling, general and administrative expenses in the Company’s consolidated statement of operations, depending on the nature of the costs.

The Company recognizes restructuring liabilities that primarily include severance and termination benefits, and contract termination costs, primarily related to equipment and facility lease obligations. These amounts are based on the remaining amounts due under various contractual agreements, and are periodically adjusted for any anticipated or unanticipated events or changes in circumstances that would reduce or increase these obligations. The settlement of these liabilities could differ materially from recorded amounts.

Equity-Based Compensation

The Company’s equity compensation program was discontinued effective with the Transaction. For prior periods, the Company accounted for its equity-based awards in accordance with the provisions of ASC 718-10. The Company’s economic interest units were classified as equity and the Company recognized compensation expense based on the estimated grant date fair value of each equity-based award over the requisite service period. Phantom interests were classified as liabilities and compensation expense was recorded over the requisite service period based on the current estimated fair value of the liability, reflecting changes in valuation at each accounting period. See Note 12. Equity-Based Award Plan for further details regarding the Company’s equity-based award plan.

Income Taxes

Effective with the Transaction, Wise Group is treated as a disregarded entity for U.S. tax purposes. The Company is treated similar to a division of the ultimate tax paying parent company and does not file a separate tax return. The Company has elected not to provide for income taxes in its consolidated financial statements as the ultimate tax paying entity will include its share of the taxable results of operations of the Company on its tax return. The Company made this election based on the needs of the bondholders and lenders, who are the primary users of the financial statements. There are no requirements in the Company’s debt agreements to present income taxes as if the Company was a tax paying entity, and the Company believes that providing tax information would not additionally benefit the financial statement users.

This treatment is consistent with the financial statement presentation prior to the Transaction. In prior years, Wise Group was taxed as a partnership under Subchapter K of the Internal Revenue Code. Therefore, the results of the Company’s operations were included in the taxable income of the individual members. As a result, no provisions for federal or state income taxes were included in the Company’s consolidated financial statements.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases”, which served to update the existing lease standards in accordance with ASC 842. The new standard requires a lessee to recognize a right-of-use asset and a lease liability for virtually all of its leases (other than leases that meet the definition of a short-term lease). The standard will be effective for the Company for the annual reporting period beginning in 2020, with early adoption permitted. The Company is in the process of determining the adoption method as well as the effects the adoption will have on its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory.” This update is part of the FASB’s Simplification Initiative and is also intended to enhance convergence with the International Accounting Standards Board’s measurement of inventory. The update requires that inventory be measured at the lower of cost or net realizable value for entities using the first-in- first out (“FIFO”) or average cost methods. The new requirements are effective for fiscal years beginning after December 15, 2016, and for interim periods within those fiscal years, with early adoption permitted. The Company is in the process of evaluating the effects the adoption will have on its consolidated financial statements.

In May 2015, the FASB issued ASU No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. Under the new guidance, investments measured at net asset value (“NAV”), as a practical expedient for fair value, are excluded from the fair value hierarchy. Removing investments measured using the practical expedient from the fair value hierarchy is intended to eliminate the diversity in practice that currently exists with respect to the categorization of these investments. The new requirements are effective for fiscal years beginning after December 15, 2016, and for interim periods within those fiscal years, with early adoption permitted. The Company is in the process of evaluating the effects the adoption will have on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issue Costs.” Currently, such costs are required to be presented as a noncurrent asset in an entity’s balance sheet and amortized into interest expense over the term of the related debt instrument. The changes require that debt issuance costs be presented in an entity’s balance sheet as a direct deduction from the carrying value of the related debt liability. These changes become effective for the Company in 2016, although early adoption is permitted. The Company is required to apply the new guidance on a retrospective basis, wherein the balance sheet of each individual period presented is adjusted to reflect the period-specific effects of applying the new guidance. The Company is in the process of evaluating the effects the adoption will have on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” which outlines a comprehensive revenue recognition model and supersedes most current revenue recognition guidance. The new standard requires a company to recognize revenue upon transfer of goods or services to a customer at an amount that reflects the expected consideration to be received in exchange for those goods or services. ASU 2014-09 defines a five-step approach for recognizing revenue, which may require a company to use more judgment and make more estimates than under the current guidance. This ASU will be effective for the Company for the annual reporting period starting in 2018. The new standard allows for two methods of adoption: (a) full retrospective adoption, meaning the standard is applied to all periods presented; or (b) modified retrospective adoption, meaning the cumulative effect of applying the

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

new standard is recognized as an adjustment to the opening retained earnings balance in the year of adoption. The Company is in the process of determining the adoption method as well as the effects the adoption will have on its consolidated financial statements.

Note 3. Constellium N.V. Transaction and Capital Contributions

On January 5, 2015, Constellium N.V. completed its acquisition of Wise Intermediate Holdings for $1.4 billion, including the assumption of existing debt (the “Transaction”). Wise Intermediate Holdings is the sole member and manager of Wise Group. Upon completion of the Transaction, Wise Group became an indirect wholly-owned subsidiary of Constellium N.V.

Wise Group’s consolidated financial statements are presented on their historical basis of accounting for all periods, both prior and subsequent to the Transaction. Constellium N.V. has elected not to push down the effects of purchase accounting to Wise Group.

In connection with the Transaction, Wise Group incurred Transaction costs of $54.6 million during the year ended December 31, 2015, comprised of the following (in thousands):

Transaction Costs
Cash
Change of control - employment	$30,154
Other	648

30,802

Non-cash
Change of control - contract	10,000
Equity compensation	7,536
Loss on distribution of WAC I LLC	6,306

23,842

Total	$54,644

Effective with the Transaction closing, Constellium N.V. contributed $102.7 million of equity to Wise Group via Wise Intermediate Holdings, comprised of cash totaling $92.7 million and payments made on behalf of Wise Group totaling $10.0 million.

Subsequent to the Transaction, during the year ended December 31, 2015, Constellium N.V. made cash equity contributions to Wise Group via Wise Intermediate Holdings of $28.4 million, $15.0 million and $17.7 million on June 8, 2015, September 23, 2015 and December 11, 2015, respectively. See Note 18. Subsequent Events for additional information.

Note 4. Recapitalization

December 2013 Refinancing

On December 11, 2013 the Company completed a refinancing of its existing capital structure (the “Refinancing”). The Refinancing included: (i) the issuance of $650.0 million of 8.75% senior secured notes (the “Senior Secured Notes”); (ii) the amendment and restatement of the Company’s ABL Facility

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

with Wise Alloys LLC as borrower, providing for borrowing capacity of up to $320.0 million; and (iii) entering into a new secured revolving credit facility with Wise Recycling LLC as borrower, providing for borrowing capacity of up to $20.0 million (the “Wise Recycling ABL Facility”). The net proceeds at closing were used to: (i) repay in full and retire the existing indebtedness with the Employees’ Retirement System of Alabama and the Teachers’ Retirement System of Alabama (collectively the “RSA”), including both the term and delayed draw loans; (ii) redeem the cumulative convertible 10% paid-in-kind preferred member equity interests outstanding; and (iii) retire other indebtedness of the Company. In addition, the common member equity interests held in escrow for the benefit of the RSA were cancelled as of the closing of the Refinancing.

In connection with the Refinancing, the Company incurred $19.1 million of new debt issuance costs and incurred a loss on extinguishment of debt of $8.9 million, as described below.

The Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by Wise Alloys, TMC and AEM and are not guaranteed by Constellium N.V. or any of its subsidiaries.

Loss on Extinguishment of Debt – December 2013 Refinancing

The Refinancing included the extinguishment of certain term loan debt, redemption of preferred equity and modification of revolving credit facilities. The Company recognized a loss on extinguishment of debt of $8.9 million in 2013, which included the write-off of $5.5 million in unamortized debt discount, the write-off of $1.7 million in deferred financing costs associated with the retired term debt, the partial write-off of unamortized deferred financing costs totaling $1.6 million associated with the revolving loan required under the debt modification terms and $0.1 million in certain direct payments under the program.

Wise Intermediate Holdings - PIK Toggle Notes and Capital Contribution

On April 16, 2014, following the Reorganization, Wise Intermediate Holdings and Holdings FinCo, as co-issuers, issued $150.0 million of 9.75%/10.5% Senior PIK Toggle Notes due 2019 (the “Senior PIK Toggle Notes”). The Senior PIK Toggle Notes are senior unsecured obligations of Wise Intermediate Holdings and Holdings FinCo and are not guaranteed by Constellium N.V. or any of its subsidiaries, or Wise Group or any of its subsidiaries. Effective with the issuance of the Senior PIK Toggle Notes, Wise Intermediate Holdings contributed $22.5 million to Wise Group, which it used to pay down outstanding indebtedness under the Secured and Revolving Credit Facility (“ABL Facility”).

In connection with the Reorganization and related Senior PIK Toggle Notes offering, the Company obtained certain consents of the lenders under its ABL Facility. Pursuant to such consents, Wise Intermediate Holdings and the Company agreed: (i) to use at least $22.5 million of the net proceeds from the offering to reduce outstanding borrowings under the ABL Facility; (ii) to retain a portion of the net proceeds from the offering at Wise Intermediate Holdings in an amount sufficient to satisfy the first two interest payments in respect of the Senior PIK Toggle Notes; and (iii) not to make certain restricted payments during the year ended December 31, 2014. As described above, Wise Intermediate Holdings contributed $22.5 million to Wise Group on April 16, 2014, which it used to pay down $22.5 million of outstanding indebtedness under the ABL Facility. On May 8, 2014 Wise Intermediate Holdings distributed $110.0 million of the proceeds from the Senior PIK Toggle Notes offering to Wise Holdings. On July 1, 2014, Wise Holdings began making payments to those of its equity holders who elected: (i) to have Wise Holdings repurchase their equity interests; or (ii) to take a loan from Wise Holdings in proportion to such holders’ ownership in Wise Holdings. On September 25, 2014, Wise Intermediate Holdings distributed $1.0 million to Wise Holdings in support of Wise Holdings’ investment in Wise Recycling.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

Note 5. Restructuring Charges

Year ended December 31, 2015

During the year ended December 31, 2015, the Company approved a restructuring plan to shut down the operations of both TMC and certain AEM facilities and bring the expertise and functionality historically provided by those operations in-house under Wise Alloys. As a result, the Company incurred restructuring charges of $3.9 million, which, due to their nature, are included in Cost of sales in the consolidated statements of operations. The restructuring charges are comprised of the following components (in thousands):

Impairments of Property and equipment, net	$2,288

Restructuring reserves relating to:
Supplies inventory	730
Operating leases	683
Accounts receivable	143
Severance	86

Total restructuring reserves	1,642

Total restructuring expense	$3,930

The impairments of Property and equipment, net were recorded as a reduction to the net carrying amounts of property and equipment. As of December 31, 2015, approximately $0.8 million of the $1.6 million 2015 restructuring reserves had been settled. The remaining restructuring reserves of $0.8 million are included in Accrued expenses and other current liabilities in the consolidated balance sheet as of December 31, 2015.

Year ended December 31, 2014

During the year ended December 31, 2014, the Company approved a restructuring plan for a non-manufacturing-related reduction-in-force. As a result, the Company incurred restructuring charges of $0.9 million which, due to their nature, are included in Selling, general and administrative expenses in the consolidated statement of operations. As of December 31, 2015 and 2014, all of the $0.9 million 2014 restructuring charges had been settled.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

Note 6. Inventories, Net

Inventories, net consisted of the following as of December 31, 2015 and 2014 (in thousands):

	December 31 2015	December 31 2014
Manufacturing inventories
Raw materials	$29,053	$61,495
Work in progress	78,503	110,223
Finished goods	34,118	97,222
LIFO adjustment	(5,080)	(56,773)

Total manufacturing inventories	136,594	212,167
Supplies inventory, net	35,993	32,925

Total inventories	$172,587	$245,092

Manufacturing inventories are stated at the lower of cost or market based on the last-in-first-out (“LIFO”) method. If the FIFO method had been used to compute the excess of replacement or current cost over LIFO as of December 31, 2015 and 2014, inventories would have been approximately $5.1 million and $56.8 million higher, respectively. Decreases in inventory quantities and raw material costs in 2015 resulted in the partial liquidation of LIFO inventory layers, which are carried at higher costs than current year purchases, the effect of which decreased Cost of sales by $51.7 million for the year ended December 31, 2015. Increases in inventory quantities and raw material costs in 2014 resulted in the net addition of LIFO inventory layers, which are carried at lower costs than current year purchases, the effect of which increased Cost of sales by $32.5 million for the year ended December 31, 2014. Changes in inventory quantities and raw material costs in 2013 resulted in partial liquidation of LIFO inventory layers, which are carried at lower costs than current year purchases, the effect of which decreased Cost of sales by approximately $10.1 million for the year ended December 31, 2013.

Supplies inventory, net includes spare parts and consumable products required to support the manufacturing operations, and is valued on an average cost basis, with the effects of periodic evaluations of diminished utility recorded through a depletion reserve. Increases or decreases to the reserve balance have a corresponding increase or decrease effect on Cost of sales in the consolidated statements of operations.

Increases to the reserve balance totaling $4.3 million and $3.6 million were recorded during the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014, the depletion reserve balance totaled $8.6 million and $4.3 million, respectively.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

Note 7. Property and Equipment, Net

Property and equipment, net consisted of the following as of December 31, 2015 and 2014 (in thousands):

	Estimated Useful Lives in Years	December 31 2015	December 31 2014

Land, buildings and improvements	20 to 40	$33,013	$27,662
Machinery and equipment	5 to 30	371,865	283,692
Furniture, fixtures and other	3 to 10	27,239	33,472
Construction in progress		58,239	78,102

Total cost		490,356	422,928
Less: accumulated depreciation, amortization and impairments		(216,954)	(193,837)

Property and equipment, net		$273,402	$229,091

Depreciation and amortization expense is included in Cost of sales in the consolidated statements of operations and was $29.3 million, $25.6 million and $24.8 million for the years ended December 31, 2015, 2014 and 2013, respectively.

During the year ended December 31, 2015, the Company recorded an impairment charge of $2.3 million against the net carrying value of certain of its property and equipment in connection with a restructuring program as described in Note 5. Restructuring Charges. The impairment charge is included in Cost of sales in the consolidated statements of operations.

Equipment capitalized under capital leases was $2.8 million and $2.2 million at cost as of December 31, 2015 and 2014, respectively. The associated accumulated amortization was $1.5 million and $0.9 million as of December 31, 2015 and 2014, respectively.

Capital expenditures for property and equipment under construction include capitalized interest of $1.8 million and $4.1 million during the years ended December 31, 2015 and 2014, respectively. No interest was capitalized during 2013.

Note 8. Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, broker deposits, accounts receivable, accounts payable, derivative instruments (metal and natural gas forward contracts), letters of credit, short-term borrowings and long-term debt, including capital lease obligations.

The carrying amounts of cash and cash equivalents, broker deposits, accounts receivable and accounts payable approximate their fair value because of the short-term maturity and highly liquid nature of these instruments. The fair value of the Company’s letters of credit is deemed to be the amount of payment guaranteed on the Company’s behalf by third party financial institutions. The Company determines the fair value of its short-term borrowings and long-term debt based on various factors including maturity schedules and current market rates. The Company also uses quoted market prices, when available, or the present value of estimated future cash flows to determine fair value of short-term borrowings and long-term debt.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table summarizes the valuation of the Company’s financial instruments, that are required to be measured at fair value on a recurring basis, based on the appropriate level of the fair value hierarchy as of December 31, 2015 and 2014 (in thousands):

	December 31 2015	December 31 2014
Aluminum derivative assets	$—	$637

Total derivative assets	—	637

Aluminum derivative liabilities	(4,632)	(1,856)
Natural gas derivative liabilities	(2,902)	—

Total derivative liabilities	(7,534)	(1,856)

Net derivative liabilities	$(7,534)	$(1,219)

There were no transfers into or out of Level 3 during the years ended December 31, 2015 and 2014.

Pension plan assets, as more fully described in Note 11. Employee Benefit Plans, represent comingled funds invested in debt and equity securities. Such investments are valued at the net asset value of shares held as of the measurement date and therefore these securities are included in Level 2.

As more fully described in Note 10. Derivatives and Hedging Activity, aluminum futures contracts are valued using market prices as published by the London Metal Exchange (“LME”), which is an active market. Aluminum option contracts are valued using a Black Scholes model with observable market inputs for aluminum and interest rates. Natural gas forward purchase contracts are valued using market prices as published by the New York Mercantile Exchange. As such, these derivative instruments are included in Level 2.

Assets and Liabilities Disclosed at Fair Value, but Not Recognized at Fair Value

The Company’s debt obligations consist of both fixed and variable rate instruments.

The Company’s $650 million of Senior Secured Notes bear interest at a fixed rate of 8.75% and trade within a private market. The fair value of these fixed rate obligations, determined by using market trading prices and a discounted cash flow approach based, where applicable, on current rates offered for debt with similar terms, credit risk, and maturities (Level 2), was $502.1 million and $682.5 million as of December 31, 2015 and 2014, respectively.

The Company’s ABL Facility bears interest at variable rates based on a base rate or the LIBOR rate plus a spread, and therefore the carrying value of the outstanding amount represents its fair value. The Company’s obligations under capital leases and other indebtedness bear interest at rates that approximate current market rates and therefore the carrying values of the outstanding amounts represent their fair values.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

Note 9. Financing Arrangements

Borrowings consisted of the following as of December 31, 2015 and 2014 (in thousands):

	December 31 2015	December 31 2014
Senior secured notes	$650,000	$650,000
Secured and revolving credit facility	108,000	326,453
Other notes payable	4,118	8,954
Capital lease obligations	1,224	1,977

Total debt obligations	763,342	987,384
Less: current maturities	(2,524)	(331,978)

Total long-term debt	$760,818	$655,406

Senior Secured Notes

The Senior Secured Notes were issued on December 11, 2013 at par, mature on December 15, 2018 and bear interest at 8.75% payable semi-annually in arrears on June 15 and December 15 of each year. The Senior Secured Notes were issued by Wise Group and Wise Alloys Finance Corporation as co-issuers and are fully and unconditionally guaranteed, jointly and severally, by Wise Alloys, TMC and AEM. The Senior Secured Notes are not guaranteed by Constellium N.V. or any of its subsidiaries.

Secured and Revolving Credit Facility

The Secured and Revolving Credit Facility (“ABL Facility”), as amended, provides for a borrowing capacity of $200.0 million and matures on September 14, 2018. Interest rates under the ABL Facility are based, at the Company’s election, on either the LIBOR rate or a base rate, plus a spread ranging from 0.75% to 1.25% for base rate loans or 1.75% to 2.25% for LIBOR rate loans, in each case based on the quarterly average adjusted excess availability for the immediately preceding fiscal quarter. The Company also incurs a fee of 0.375% of the average unused commitment amount under the ABL Facility.

During 2015, the Company accounted for certain amendments to the ABL Facility as debt modifications and accelerated the expense recognition of $1.0 million of previously deferred debt issue costs, included in Interest expense, net in the consolidated statements of operations.

As of December 31, 2015, the Company had $108.0 million of outstanding cash borrowings and $3.2 million of outstanding letters of credit against the ABL Facility. All of the outstanding cash borrowings balance as of December 31, 2015 was subject to interest under a blended LIBOR interest rate of 2.6% and none of the balance was subject to an interest rate based on the base rate.

The ABL Facility is considered long-term as of December 31, 2015, based on the terms of the agreement and is classified as a non-current liability in the Company’s 2015 consolidated balance sheet. As of December 31, 2014, the ABL Facility was considered short-term, based on the terms of the agreement which included lockbox arrangements, and was classified as a current liability in the Company’s 2014 consolidated balance sheet. The Company’s ability to borrow the full available amount of the ABL Facility is limited as determined based on a borrowing base formula, which relates to the collateral value of trade receivables (not including invoices sold and derecognized under the Factoring Facility as described below) and inventory (on a basis approximating the lower of current cost as measured on a FIFO basis, or net realizable value). This borrowing base is then compared to the outstanding loan balance (including outstanding letters of credit) to determine a net amount available for additional borrowings, or availability. Additional availability as of December 31, 2015 was $24.5 million.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

As of December 31, 2015, the Company was in compliance with all of the covenants related to the ABL Facility. Under the ABL Facility, the Company’s most restrictive covenant is a fixed charge coverage ratio. Evaluation of compliance with the fixed charge coverage ratio covenant is only required if the Company’s excess availability falls below the greater of 10% of the aggregate revolving loan commitment and $20.0 million. The Company’s excess availability as of December 31, 2015 was above 10% of the aggregate borrowing base and was greater than $20.0 million and as such, the Company was not required to comply with the fixed charge coverage ratio requirement. The failure to comply with the covenants could result in an event of default, which if not cured or waived, could have a material adverse effect on the Company’s business, financial condition and results of operations.

The ABL Facility is fully and unconditionally guaranteed by Wise Group, TMC and AEM, as well as Constellium Holdco II B.V., a direct wholly-owned subsidiary of Constellium N.V.

Factoring Facility – Receivables Purchase Agreement

On March 23, 2015 Wise Alloys LLC (the “Servicer”) and Wise Alloys Funding LLC (the “Seller”) entered into a Receivables Purchase Agreement (the “Factoring Facility”) with a third party financial institution (the “Purchaser”), which provides for the sale of certain customer specific accounts receivable owed to the Servicer. The terms of the Factoring Facility established the sales amount of the receivables based on a discount calculated at an annual rate of LIBOR plus a spread ranging from 0.80% to 3.50%, based on the credit rating of the Company’s customer. As of December 31, 2015, the spread was 2.0%. The Factoring Facility originally provided for a maximum outstanding capacity of $100.0 million and is scheduled to terminate on March 23, 2016. The Company was also originally subject to a commitment fee equal to $5,000 (five thousand) per quarter plus an annual rate ranging from 0.40% to 1.75% of the average unused capacity, depending on the credit rating of the Company’s customer. Certain of the performance obligations of the Servicer and the Seller under the Factoring Facility are guaranteed by Constellium Holdco II B.V., a direct wholly-owned subsidiary of Constellium N.V.

On October 27, 2015, the Factoring Facility was amended to provide for the establishment of a Committed Facility Sublimit with a capacity of $100.0 million, under which the Purchaser is obligated to purchase accounts receivable as submitted by the Sellers, and an Uncommitted Facility Sublimit with additional capacity of $280.0 million, under which purchases of accounts receivable amounts submitted by the Sellers are subject to the Purchaser’s discretion. Under the amended terms of the Factoring Facility, the commitment fee was modified so that the annual rate component applied only to the average unused capacity of the Committed Facility Sublimit amount (and not the Uncommitted Facility Sublimit).

The Factoring Facility provides for a number of termination events, the occurrence of which permits the Purchasers to declare a Purchase Termination Date to have occurred, after which the Purchaser would have no further obligation to purchase receivables under the Committed Facility Sublimit portion of the Factoring Facility. One of the termination events is the downgrade of Constellium N.V.’s corporate credit rating below a certain threshold. During December 2015, a downgrade of Constellium, N.V.’s corporate credit rating below the established threshold occurred, resulting in a termination event. On December 23, 2015, the Purchaser delivered a Reservation of Rights Letter, serving notice on the Servicer and Seller of the occurrence of a termination event, and reserving all of the Purchaser’s rights under the Factoring Facility, while the Purchaser “evaluates the situation”. As a further consequence of the downgrade, the $100.0 million Committed Facility Sublimit became uncommitted. However, as of December 31, 2015, the Factoring Facility remains in force with no additional amendments, and the Purchaser continues to accept the sale of accounts receivable and fund cash to the Sellers.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

The Factoring Facility currently expires on March 23, 2016. At this time, indications are that the Factoring Facility may be extended through April 2016, and the Company is exploring its options to replace the facility with another purchaser under terms and capacity levels which the Company expects to be substantially the same as or similar to its current Factoring Facility. There is no assurance that the Factoring Facility will be extended or replaced at this time, and in such a case, the Company’s cash collections from customers would be on longer terms than currently funded through the Factoring Facility.

As of December 31, 2015, the Company was in compliance with all of the covenants related to the Factoring Facility.

The Seller commenced selling accounts receivable under the Factoring Facility during the fourth quarter of 2015. Accounts receivable sold through December 31, 2015 totaled approximately $157.9 million. Discount and commitment fees incurred during the year ended December 31, 2015 under the terms of the Factoring Facility totaled $0.7 million and are included in Interest expense, net in the Company’s consolidated statements of operations.

Other Debt

The Company has other notes payable and capital lease obligations outstanding, which mature through 2019 and carry interest rates ranging from 3.8% to 8.2%. Substantially all of the Company’s assets are pledged as collateral under the Company’s financing arrangements.

Minimum principal payments due on total long-term debt and capital lease obligations as of December 31, 2015 are as follows for the years indicated (in thousands):

2016	$2,524
2017	1,256
2018	759,284
2019	278

Total	$763,342

Supplier Financing Arrangements

The Company has arrangements with certain of its major suppliers to extend credit on its purchases in return for an agreed financing charge. These financing charges totaled $0.8 million, $0.9 million and $4.8 million for the years ended December 31, 2015, 2014 and 2013, respectively and are included in Interest expense, net in the Company’s consolidated statements of operations.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

Note 10. Derivatives and Hedging Activity

The Company transitioned the execution of substantially all of its hedging activity to an affiliate of Constellium N.V. during the second quarter of 2015. All of the Company’s derivative instruments totaling a $7.5 million liability position at December 31, 2015 are administered through Constellium N.V.’s global hedging program.

The Company has entered into long-term contracts to supply can stock to its largest customers. To reduce the risk of changing prices for purchases and sales of metal, the Company uses commodity futures contracts. In addition, the Company from time to time enters into natural gas forward purchase contracts to reduce the risks associated with utility cost volatility.

The Company recognizes all derivative instruments as either current assets or current liabilities in the consolidated balance sheets at fair value. Derivatives that do not qualify or are not designated as cash flow hedges pursuant to accounting guidance must be adjusted to fair value through the consolidated statement of operations. The Company has elected not to designate any of its derivative instruments as cash flow hedges.

The Company records both realized and unrealized gains and losses on its derivative instruments in earnings as they occur. The table below summarizes both realized and unrealized net gains and losses for the years ended December 31, 2015, 2014 and 2013, which are included in Loss (gain) on derivative instruments, net in the Company’s consolidated statements of operations (in thousands):

	2015	2014	2013
Description of derivative instrument
Aluminum futures and options	$274	$1,886	$(4,293)
Natural gas futures and options	2,902	—	—

Loss (gain) on derivative instruments, net	$3,176	$1,886	$(4,293)

In connection with the Company’s futures activity, the Company has in the past maintained lines of credit with third party brokers to cover unrealized losses on futures contracts. The Company may also use options to manage price exposure with respect to firm commitments to purchase or sell aluminum.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

The Company recognizes all derivative instruments as either assets or liabilities at their estimated fair value in the consolidated balance sheets. The following table presents the carrying values, which were recorded at fair value, of derivative instruments outstanding as of December 31, 2015 and 2014 (in thousands):

	2015	2014
Aluminum derivative assets	$—	$637
Natural gas derivative assets	—	—

Total derivative assets	—	637

Aluminum derivative liabilities	(4,632)	(1,856)
Natural gas derivative liabilities	(2,902)	—

Total derivative liabilities	(7,534)	(1,856)

Net derivative assets (liabilities)	$(7,534)	$(1,219)

As of December 31, 2015, the Company had futures contracts for 14.7 million pounds of LME aluminum and forward contracts for 5.2 million MMBtu of natural gas.

Note 11. Employee Benefit Plans

Pension and Other Postretirement Benefits

In April 1999, the Company established a defined benefit pension plan (“pension”) that covers essentially all union employees. The plan provides certain levels of benefits based on years of service and wage levels, but does not provide benefits for any prior services. In addition, defined contribution plans for both union and nonunion employees were established.

In 2003 and 2007, the Company established negotiated defined contributions for its union employees to participate in multiemployer union pension plans, in exchange for freezing service time and pension factors in the aforementioned defined benefit plan and eliminating postretirement benefits for affected employees.

The Company also established other postretirement benefit plans (“OPEB”) for all hourly and salaried employees, effective April 1, 1999. The union employees who became eligible to retire under the defined benefit plan, and are not a part of the unions that have elected the multiemployer option, will retain health benefits and certain other benefits for life. Salaried employees who retire after age 60 with a combined 10 years of service with Wise Alloys including its predecessor will be eligible for medical benefits until age 65.

The Company’s funding policy for these plans is to contribute negotiated amounts to the multiemployer plans and amounts necessary to meet minimum funding requirements of ERISA for the defined benefit plans, but not to exceed the maximum deductible amount allowed by the Internal Revenue Code.

The following disclosures summarize the significant information relating to the Company’s pension and OPEB plans as of December 31, 2015 and 2014 and for the three years in the period ended December 31, 2015.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

The changes in benefit obligations and plan assets for the pension and OPEB plans were as follows (in thousands):

	Pension Benefits		OPEB
	2015	2014	2015	2014
Change in benefit obligations
Benefit obligation, beginning of year	$32,327	$28,674	$3,002	$3,181
Service costs	—	—	122	169
Interest costs	1,286	1,331	106	143
Actuarial (gain) loss	(2,422)	3,550	(407)	(412)
Benefits paid	(1,257)	(1,228)	(93)	(79)

Benefit obligation, end of year	29,934	32,327	2,730	3,002

Change in plan assets
Fair value of plan assets, beginning of year	25,387	24,622	—	—
Employer contributions	—	769	93	80
Benefits paid	(1,256)	(1,228)	(93)	(80)
Actual return on assets	(554)	1,224	—	—

Fair value of plan assets, end of year	23,577	25,387	—	—

Funded status	$(6,357)	$(6,940)	$(2,730)	$(3,002)

Weighted-average assumptions

Discount rate	4.6%	4.1%	4.6%	4.0%
Rate of compensation increase	N/A	N/A	N/A	N/A

The net liabilities for the pension and OPEB plans are included in the consolidated balance sheets as follows (in thousands):

	Pension Benefits		OPEB
	2015	2014	2015	2014
Current liabilities	$—	$—	$167	$237
Noncurrent liabilities	6,357	6,940	2,563	2,765

Amounts related to the pension and OPEB plans are included in accumulated other comprehensive loss in the consolidated balance sheets as follows (in thousands):

	Pension Benefits		OPEB
	2015	2014	2015	2014
Net actuarial loss (gain)	$(14)	$9,914	$(392)	$(1,692)

The estimated net actuarial loss which will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2016 for pension and OPEB plans is expected to be less than $0.1 million.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

Net periodic benefit cost related to the pension and OPEB defined benefit plans for each of the years ended December 31, 2015, 2014 and 2013 (and related assumptions) were as follows (cost in thousands):

	Pension Benefits			OPEB
	2015	2014	2013	2015	2014	2013
Service costs	$—	$—	$—	$122	$169	$196
Interest costs	1,286	1,331	1,198	106	143	144
Expected return on plan assets	(1,854)	(1,842)	(1,609)	—	—	—
Net actuarial (gain) loss recognition	—	320	747	(15)	(376)	(62)

Net periodic benefit cost	$(568)	$(191)	$336	$213	$(64)	$278

Weighted-average assumptions
Discount rate	4.1%	4.8%	4.0%	4.0%	4.5%	4.0%
Expected long-term return on plan assets	7.5%	7.5%	7.5%	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

Plan Assets

The Company’s pension investment policy and actual asset allocations as of December 31, 2015 and 2014 by asset category are as follows:

Asset Category	2015	2014
Equity (commingled funds)	56%	55%
Fixed income (commingled funds)	40%	40%
Other, including money market funds	4%	5%

At the plan measurement dates of December 31, 2015 and 2014, the Company’s targeted allocation by category of assets of its defined benefit pension plan is equity securities of 60% and fixed income securities of 40% with a gradual shift toward fixed income securities. Cash from money market funds is available for payment of plan benefits and planned purchases of equity and fixed income securities to achieve targeted allocations. The Company establishes its estimated long-term return on plan assets considering various factors, which include the targeted asset allocation percentages, historic returns, and expected future returns. Specifically, the factors are considered in the fourth quarter of the year preceding the year for which those assumptions are applied.

The Company utilizes the Prudential Pension Discount Curve (above mean curve) in developing the discount rate assumptions. The Company applies the expected cash flows of the specific defined benefit retirement plan to the interest rates provided in the discount curve. The rate is developed based on the discount curve on the last day of December.

Investment practices must comply with the requirements of ERISA any other applicable laws and regulations. The use of derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives.

The following disclosures describe the valuation methodologies used by the trustee to measure the fair value of pension and postretirement benefit plan assets, including the level in the fair value hierarchy in which each type of asset is generally classified.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

Commingled Funds

These investments consist of the plans’ share of commingled funds that are invested in debt and equity securities. Such investments are valued at the net asset value of shares held, and as such, these securities are included in Level 2.

Other Investments

These investments include investments in money market funds. Such investments are valued at the net asset value of units held, and as such, these securities are included in Level 2.

The Company does not have significant concentrations of risk in its plan assets.

The fair value methods described above may not be indicative of net realizable value or reflective of future fair values. Additionally, while the Company believes the valuation methods used by the plans’ trustee are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fair Value and Obligations

The following tables present the fair value of pension plan assets classified under the appropriate level of the fair value hierarchy as of December 31, 2015 and 2014 (in thousands):

	2015
	Total	Level 1	Level 2	Level 3

Commingled funds	$23,577	$—	$23,577	$—

	$23,577	$—	$23,577	$—

	2014
	Total	Level 1	Level 2	Level 3

Commingled funds	$25,387	$—	$25,387	$—

	$25,387	$—	$25,387	$—

There were no transfers into or out of Level 3 during the years ended December 31, 2015 and 2014.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets related to the Company’s defined benefit pension plan at the end of each year is as follows (in thousands):

	2015	2014
Projected benefit obligation	$(29,934)	$(32,327)
Accumulated benefit obligation	(29,934)	(32,327)
Fair value of plan assets	23,577	25,387

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

The following table presents the benefit payments expected to be paid in the periods indicated (in thousands):

	Pension Plan	OPEB
2016	$1,466	$167
2017	1,538	169
2018	1,608	161
2019	1,674	149
2020	1,733	165
2021 to 2025	9,123	660

The pre-Medicare health care cost trend rate used to determine the postretirement benefit obligation was

7.0% for 2015 and 7.5% for 2014. These rates decrease gradually to an ultimate rate of 5.0% in 2020, and remain at that level thereafter. The trend rate is a significant factor in determining the amounts reported. A one-percentage point change in these assumed health care costs trend rates would have the following effect (in thousands):

	Increase	(Decrease)
Effect on total service and interest costs	$5	$(4)
Effect on post-retirement benefit obligation	33	(30)

The Company does not expect to make any cash contributions to its defined benefit pension plan during 2016. The contributions, if any, are made as required by funding regulations, and the Company expects to fund benefits paid under its post-retirement benefit plans during 2016. The Company contributed nil and $0.8 million to the pension plan in 2015 and 2014, respectively. The Company contributed $0.1 million and $0.1 million to the postretirement benefits plan in 2015 and 2014, respectively.

Multiemployer Pension Plans

Per terms of its collective bargaining arrangements the Company participates in various union sponsored multiemployer pension plans. Contributions are calculated per terms of the labor agreements and amounted to $3.1 million, $3.0 million and $3.5 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The risks of participating in these multi-employer plans are different than single employer plans in the following aspects: assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and if the Company chooses to stop participating in one of its multiemployer plans, it may be required to pay the plan an amount based on the unfunded status of the plan, referred to as withdrawal liability. Information about the Company’s participation in these plans for the years ended December 31, 2015 and 2014 is presented in the following table:

	Steelworkers Pension Trust	Central Pension Plan
Number of company employees participating:
At December 31, 2015	418	139
At December 31, 2014	417	139
Plan federal employer identification number	23-6648508	36-6052390
Pension protection act funding zone status	Green	Green
Is plan subject to funding improvement	No	No
Surcharge imposed	No	No
Is company greater than 5% participant in plan	No	No

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

Defined Contribution Plans – 401K

The Company also maintains defined contribution plans for all of its employees. The Company matches at a 50% rate the employee’s elected deferral up to the first 6% of the deferral. Additionally, the Company makes an annual contribution based on a defined formula. Expenses for the defined contribution plans were $3.2 million, $3.6 million and $3.6 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Executive Compensation Arrangements

The Company entered into certain compensation arrangements with key executives in early 2014. These arrangements, among other things, provided terms for compensation, termination, and certain additional payments on a change of control event occurring. Such payments under the change of control provisions were contingent upon such defined event occurring, were subject to continuing employment and were based on a multiple of defined compensation at the time of such event. Effective with the Transaction, certain of such change of control provisions were triggered and the Company incurred a total of $30.2 million in employment-related costs, which are included in Transaction costs in the consolidated statements of operations. The arrangements were discontinued effective with the Transaction.

Note 12. Equity-Based Award Plan

On February 28, 2014 Wise Group’s Board of Managers adopted the Wise Metals Group LLC 2014 Equity Incentive Plan (the “Plan”). The Plan provides that up to 176.5 units or 15% of the fully diluted units of the Company, as of the effective date, are available for grant. In accordance with the Plan, the grants may be made to officers, employees, and other service providers of the Company. Awards may be granted as either economic interest units or phantom interest. Economic interest units are non-voting equity interests that provide the holder the right to share in the net profits, net losses, or similar items of gain or loss and to receive distributions from the Company. Phantom interests are unfunded and unsecured promises to pay cash compensation that mirrors the economic distributions of economic interest units.

In connection with the Reorganization described in Note 4. Recapitalization, Wise Holdings assumed the obligations under the Plan during the second quarter of 2014. All awards granted under the Plan have been transferred to the name of Wise Holdings. As all of the awards granted under the Plan as of December 31, 2014 were to employees of Wise Group, the related equity-based compensation expense is included in Selling, general and administrative expenses in the consolidated statements of operations.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

On February 28, 2014, the Company granted 111.4 economic interest units to certain key executives of the Company. No phantom units have been granted under the Plan. The economic interest units vest upon issuance and include a divestiture feature whereby the units are forfeited ratably if the employee terminates prior to providing four years of service. Compensation expense is recognized on a straight-line basis over this four year in-substance service period. The awards included an acceleration clause in the event of a change of control.

The fair value of the economic interest units was determined based on a valuation study conducted by a third party independent appraiser and associated Company input. There were 111.4 economic interest awards outstanding as of December 31, 2014 and all were subject to full divestiture features under the Plan, as no awards were forfeited during 2014. Equity-based compensation expense of $2.0 million was recognized for the year ended December 31, 2014, and future equity-based compensation expense of $7.5 million was expected to be recognized ratably during the next 38 months commencing January 1, 2015.

Effective with the Transaction, all of the outstanding and unvested awards immediately vested under the change of control provisions in the Plan. Equity-based compensation expense of $7.5 million was immediately recognized during the first quarter of 2015, and is included in Transaction costs in the accompanying consolidated statements of operations. The Plan was discontinued effective with the Transaction.

Note 13. Leases

The Company leases certain equipment used in its manufacturing and office facilities. These leases are designated as either capital or operating leases. Future minimum lease payments as of December 31, 2015 for those leases having an initial or remaining non-cancelable lease term in excess of one year are as follows for the years indicated (in thousands):

	Operating Leases	Capital Leases
2016	$1,723	$652
2017	1,152	532
2018	477	183
2019	44	27
2020	5	—

Total minimum future payments	$3,401	1,394

Less: imputed interest		(170)
Less: current maturities		(544)

Long-term capital lease obligations		$680

Rent expense under operating leases is included in both Cost of sales and Selling, general and administrative expenses in the consolidated statements of operations as follows (in thousands):

	2015	2014	2013
Cost of sales	$4,028	$6,647	$8,058
Selling, general and administrative expenses	230	189	1,043

Total rent expense	$4,258	$6,836	$9,101

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

Note 14. Redeemable Preferred Member Interest

The accretion of redeemable preferred member interest decreases the net income or increases the net loss attributable to common members and is included in the consolidated statements of operations. For the year ended December 31, 2013, the Company incurred accretion expense of $14.5 million.

As part of the 2013 Refinancing, all outstanding preferred member interests were redeemed at par for an aggregate amount of $162.5 million, which included accrued paid-in-kind interest of $42.5 million.

Note 15. Commitments and Contingencies

Commitments

As of December 31, 2015, the Company has commitments for the future purchases of capital equipment totaling $17.0 million.

Contingencies

Future environmental regulations, including those under the Clean Air Act and Clean Water Act, or more aggressive enforcement of existing regulations, may result in stricter compliance requirements for the Company and for the aluminum industry in general.

In connection with the Company’s acquisition of the Listerhill, Southern Reclamation, and Sheffield, Alabama facilities in 1999, a consultant performed a soil and groundwater investigation (“Phase II Report”) to identify any environmental issues at the various plants that comprise the facilities. That Phase II Report identified certain on-site environmental areas of concern that may potentially require investigation or remediation and provided a then-present value estimate of approximately $18.0 million to address them. Pursuant to the facility purchase agreement, the prior owner of the facilities, Reynolds, now Alcoa, is required to perform the work necessary and to indemnify the Company against the environmental matters required by applicable law to be addressed that are identified in the Phase II Report and any other such environmental liabilities attributable to Reynolds that were identified on or before March 31, 2004 subject to certain limitations. Although Alcoa disagrees with the cost estimates contained in the Phase II Report and has stated that it estimates that the environmental issues identified in the Phase II Report will cost less than $18.0 million to remediate, Alcoa has acknowledged its obligations under the facility purchase agreement. Although Alcoa has not yet completed its indemnity cleanup obligations at the facilities, Alcoa has conducted substantial on-site environmental investigations and sampling, submitted reports to the Alabama Department of Environmental Management (“ADEM”) regarding most of the on-site areas of concern, and obtained No Further Action letters from ADEM with respect to some of the areas of concern. The $18.0 million estimate has not been updated to reflect cleanup actions conducted and No Further Action letters received by Alcoa since 1999.

The Company is also party to an Environmental Cooperation Agreement (“ECA”) with Alcoa. The ECA addresses, among other things, the Company’s use of process water retention ponds on Alcoa’s property at Listerhill, certain easements for surface drainage from Alcoa property across the Company’s property, and Wise’s operation and maintenance of the combined Company/Alcoa wastewater treatment system. The ECA was set to expire in December 2009, with automatic two year renewal periods unless either party elects to terminate, in which event the ECA would terminate one year following such election. Neither party has elected to terminate the ECA. Under the ECA, each party defends and indemnifies the other against claims arising from its own violations of any applicable environmental laws, its handling, use, or disposal of hazardous materials at the Listerhill facility, a breach of any warranties, representations or covenants in the ECA, or damage or loss to property and injury to or death of any persons.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

On June 27, 2014, ADEM reportedly received an anonymous complaint alleging that Wise Alloys knowingly violated environmental requirements, including failure to report unidentified violations, the presence of a leaking PCB transformer, unidentified air pollution equipment not being in good operating condition, acceptance of outside waste water that led to alleged exceedances, and improper control of a chrome reduction plant that allegedly may have resulted in chromium being sent to a non-hazardous waste landfill. On July 9, 2014, ADEM conducted an inspection regarding the alleged PCB issues. As a result of that inspection, ADEM identified a number of potential issues primarily at the Southern Reclamation site, including alleged leakage/spills requiring cleanup, labeling/marking issues, recordkeeping, and exceedance of storage time limits for certain equipment. The Company retained a consultant that is cleaning and properly disposing of such equipment and has developed a proposal for addressing some minor PCB concrete and/or soil contamination in close proximity to such equipment. The estimated cost of the PCB-related work is currently expected to be approximately $0.2 million. As a result of the PCB inspection, the Environmental Protection Agency (“EPA”) has issued two notices of potential violation (one for the Southern Reclamation site, and the other for the Wise Alloys facility) under The Toxic Substances Control Act (“TSCA”). The Company has accepted an offer to meet with the EPA to show cause as to why the EPA should not proceed with an enforcement action. The amount of any potential liability is expected to be approximately $0.3 million. The Company does not believe that any of the non-PCB-related allegations in the anonymous complaint constitute a violation of environmental law. No governmental notice of violation has been received by the Company regarding any of the non-PCB-related allegations in the anonymous complaint.

On February 2, 2015, the IAM Pension Fund filed a lawsuit against Listerhill Total Maintenance Center LLC (“TMC”) under Sections 502(g)(2) and 515 of ERISA, 29 U.S.C. §§ 1145, 1132(g)(2), allegedly TMC failed to make proper contributions to the IAM Pension Fund as required under the collective bargaining agreement during the period 2009 – 2013. The Pension Fund claims delinquent contributions in the amount of $2.3 million, interest on the delinquent contributions at the rate of 18% per annum on the total amount of contributions from the date due until date paid, liquidated damages equal to the greater of the interest or 20% of the contributions, and reasonable attorneys’ fees and costs. TMC believes it has complied with its obligation under the collective bargaining agreement with regard to contributions to the IAM Pension Fund and will vigorously defend its position, including filing of a motion to dismiss.

The Company is a defendant from time to time in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of management, neither individually nor in the aggregate are likely to have a material adverse effect of the Company’s financial position, results of operations, or cash flows.

Note 16. Related Party Transactions

Constellium N.V.

The Company transitioned the execution of substantially all of its hedging activity to an affiliate of Constellium N.V. during the second quarter of 2015. All of the Company’s derivative instruments at December 31, 2015 are administered through Constellium N.V.’s global hedging program. The fair value of outstanding derivative contracts is presented in current assets and current liabilities as Fair value of derivative instruments in the Company’s consolidated balance sheets. Gains and losses (both realized and unrealized) are included in Loss (gain) on derivative instruments, net in the Company’s consolidated statements of operations. A net balance of $0.3 million due from Constellium N.V. related to purchases and settlements of derivative instruments as of December 31, 2015 is included in Accounts payable in the Company’s consolidated balance sheets.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

Subsequent to the Transaction, Constellium N.V. assigned certain of its operational and financial personnel to work directly on site with Company resources in connection with improving certain processes and reporting at the Company. Constellium N.V. charges the Company for the associated direct costs of the assigned personnel, resources and other related costs incurred. In addition, Constellium N.V. added the Company to its global risk management and insurance program during 2015 and charges the Company for its proportionate share of insurance premium expense. Total costs charged by Constellium N.V. to the Company during the year ended December 31, 2015 totaling $3.0 million and $0.3 million are included in Cost of sales and Selling, general and administrative expenses, respectively, in the Company’s consolidated statements of operations. Related amounts outstanding and due to Constellium N.V. at December 31, 2015 totaling $0.5 million are included in Accounts payable in the Company’s consolidated balance sheets.

Wise Intermediate Holdings

The Company receives cash and non-cash equity contributions from Constellium N.V. and its subsidiaries via Wise Intermediate Holdings. During 2015, the Company paid a cash dividend to Wise Intermediate Holdings, which it used to settle certain outstanding amounts payable to the Company.

Wise Recycling

Subsequent to the distribution of the Company’s ownership interest in Wise Recycling and its deconsolidation from Wise Group on July 1, 2014, the Company continues to purchase used beverage containers from Wise Recycling and its affiliated companies. Purchases totaled $5.2 million and $12.3 million for the year ended December 31, 2015 and the six month period from July 1, 2014 through December 31, 2014, respectively. Outstanding related accounts payable totaled $0.2 million and $1.6 million as of December 31, 2015 and 2014, respectively.

The Company is a guarantor on a certain equipment leases of Wise Recycling. No provisions related to these guarantees have been recorded in the Company’s consolidated balance sheets.

Other

During 2014 and 2013, the Company recorded total expenses of $0.9 million and $4.6 million, respectively, in connection with an operating lease agreement for an aircraft owned by the Company’s former Chief Executive Officer. The aircraft was decommissioned and the lease arrangement was terminated in 2014.

Note 17. Supplemental Guarantor Information

In December 2013 the Senior Secured Notes were issued by Wise Group (“Parent”) and Wise Alloys Finance Corporation as co-issuers (collectively the “Issuers”) in a private offering (the “Notes”). The Notes are fully and unconditionally guaranteed, jointly and severally, by Wise Alloys LLC, TMC and AEM (collectively the “Guarantors”). Each of the above entities is 100% owned and is considered restricted in accordance with the indenture governing the Senior Secured Notes.

Prior to their distribution to Wise Holdings on July 1, 2014, Wise Recycling and its subsidiary (together, a “Non-Guarantor”) were wholly-owned subsidiaries of the Parent. This Non-Guarantor was neither an issuer nor guarantor of the Notes and was considered an unrestricted entity under the terms of the indenture governing the Notes. Upon consummation of the Transaction on January 5, 2015, the Non-Guarantor ceased to be an affiliate of the Company.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

Effective December 22, 2014, WAC I LLC was designated as an unrestricted entity under terms of the indenture governing the Notes, and as a result its financial results are included in the Non-Guarantor column in the following consolidating financial statements until the transfer of its interest on January 4, 2015.

The following tables present the consolidating balance sheets for the Issuers, Guarantors and Non-Guarantor as of December 31, 2015 and 2014 and the related consolidating statements of operations and comprehensive (loss) income and consolidating statements of cash flows for each of the three years in the period ended December 31, 2015. The Guarantors are wholly-owned subsidiaries of the Parent.

Investments in subsidiaries are accounted for by the Parent under the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are reflected in the Parent investment accounts and earnings. The accounting policies used in the preparation of these schedules are consistent with those followed in the consolidated financial statements for the periods presented.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

WISE METALS GROUP LLC

CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2015

(In thousands)

	Parent Issuer	Subsidiary Guarantors(a)	Subsidiary Non-Guarantor(b)	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$60	$10,237	$—	$—	$10,297
Broker deposits	—	—	—	—	—
Accounts receivable, less allowance for doubtful accounts	—	83,536	—	—	83,536
Inventories, net	—	172,587	—	—	172,587
Fair value of derivative instruments	—	—	—	—	—
Prepaid and other current assets	192	4,516	—	—	4,708

Total current assets	252	270,876	—	—	271,128

Property and equipment, net	—	273,402	—	—	273,402
Intercompany receivables	15,290	—	—	(15,290)	—
Investment in subsidiaries	227,946	—	—	(227,946)	—
Other assets	9,916	2,052	—	—	11,968

Total assets	$253,404	$546,330	$—	$(243,236)	$556,498

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$105	$145,216	$—	$—	$145,321
Accrued expenses and other current liabilities	4,628	12,692	—	—	17,320
Current maturities of long-term debt and capital lease obligations	—	2,524	—	—	2,524
Fair value of derivative instruments	—	7,534	—	—	7,534

Total current liabilities	4,733	167,966	—	—	172,699

Senior secured notes	650,000	—			650,000
Borrowings under revolving credit facility	—	108,000	—	—	108,000
Long-term debt and capital lease obligations, less current maturities	—	2,818	—	—	2,818
Accrued pension and OPEB obligations	—	8,920	—	—	8,920
Intercompany payables	—	15,290	—	(15,290)	—
Other non-current liabilities	—	15,390	—	—	15,390

Total liabilities	654,733	318,384	—	(15,290)	957,827

Member’s (deficit) equity:
Common member’s (deficit) equity	(393,513)	235,762	—	(235,762)	(393,513)
Accumulated other comprehensive loss	(7,816)	(7,816)	—	7,816	(7,816)

Total member’s (deficit) equity	(401,329)	227,946	—	(227,946)	(401,329)

Total liabilities and member’s (deficit) equity	$253,404	$546,330	$—	$(243,236)	$556,498

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC and Wise Alloys Funding LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015; no balances as of December 31, 2015

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

WISE METALS GROUP LLC

CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2014

(In thousands)

	Parent Issuer	Subsidiary Guarantors(a)	Subsidiary Non-Guarantor(b)	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$334	$2,511	$—	$—	$2,845
Broker deposits	—	1,606	—	—	1,606
Accounts receivable, less allowance for doubtful accounts	—	208,068	—	—	208,068
Inventories, net	—	245,092	—	—	245,092
Fair value of derivative instruments	—	637	—	—	637
Prepaid and other current assets	5,179	3,961	—	—	9,140

Total current assets	5,513	461,875	—	—	467,388

Property and equipment, net	—	222,785	6,306	—	229,091
Intercompany receivables	—	41,681	—	(41,681)	—
Investment in subsidiaries	204,787	—	—	(204,787)	—
Other assets	13,704	3,155	—	—	16,859

Total assets	$224,004	$729,496	$6,306	$(246,468)	$713,338

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$1,780	$157,494	$—	$—	$159,274
Accrued expenses and other current liabilities	7,183	13,648	—	—	20,831
Current maturities of long-term debt and capital lease obligations	—	5,525	—	—	5,525
Borrowings under revolving credit facility	—	326,453	—	—	326,453
Fair value of derivative instruments	—	1,856	—	—	1,856

Total current liabilities	8,963	504,976	—	—	513,939

Senior secured notes	650,000	—			650,000
Long-term debt and capital lease obligations, less current maturities	—	5,406	—	—	5,406
Accrued pension and OPEB obligations	—	9,705	—	—	9,705
Intercompany payables	41,681	—	—	(41,681)	—
Other non-current liabilities	—	10,928	—	—	10,928

Total liabilities	700,644	531,015	—	(41,681)	1,189,978

Member’s (deficit) equity:
Common member’s (deficit) equity	(468,418)	206,703	6,306	(213,009)	(468,418)
Accumulated other comprehensive loss	(8,222)	(8,222)	—	8,222	(8,222)

Total member’s (deficit) equity	(476,640)	198,481	6,306	(204,787)	(476,640)

Total liabilities and member’s (deficit) equity	$224,004	$729,496	$6,306	$(246,468)	$713,338

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC, designated as a non-guarantor subsidiary effective December 22, 2014 and disposed of on January 4, 2015

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

WISE METALS GROUP LLC

CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

(In thousands)

	Parent Issuer	Subsidiary Guarantors(a)	Subsidiary Non-Guarantor(b)	Eliminations	Consolidated

Net sales	$—	$1,334,892	$—	$—	$1,334,892
Cost of sales	—	1,294,312	—	—	1,294,312

Gross profit	—	40,580	—	—	40,580

Operating expenses
Selling, general and administrative expenses	8,686	947	—	—	9,633
Transaction costs	47,690	648	6,306	—	54,644

Operating (loss) income	(56,376)	38,985	(6,306)	—	(23,697)

Other expense (income)
Interest expense, net	60,476	7,164	—	—	67,640
Loss on derivative instruments, net	—	3,176	—	—	3,176
Loss on extinguishment of debt	—	—	—	—	—
Equity in earnings of subsidiaries	(22,339)	—	—	22,339	—

Total other expense	38,137	10,340	—	22,339	70,816

Net (loss) income	(94,513)	28,645	(6,306)	(22,339)	(94,513)

Accretion of redeemable preferred member interest	—	—	—	—	—

Net (loss) income attributable to common member	(94,513)	28,645	(6,306)	(22,339)	(94,513)

Other comprehensive income	406	406	—	(406)	406

Comprehensive (loss) income	$(94,107)	$29,051	$(6,306)	$(22,745)	$(94,107)

Comprehensive (loss) income attributable to common member	$(94,107)	$29,051	$(6,306)	$(22,745)	$(94,107)

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC and Wise Alloys Funding LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

WISE METALS GROUP LLC

CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

(In thousands)

	Parent Issuer	Subsidiary Guarantors(a)	Subsidiary Non-Guarantor(b)	Eliminations	Consolidated

Net sales	$—	$1,321,996	$71,060	$(12,816)	$1,380,240
Cost of sales	—	1,260,128	73,104	(12,816)	1,320,416

Gross profit (loss)	—	61,868	(2,044)	—	59,824

Operating expenses
Selling, general and administrative expenses	22,172	3,078	3,247	—	28,497

Operating (loss) income	(22,172)	58,790	(5,291)	—	31,327

Other expense (income)
Interest expense, net	60,464	3,465	88	—	64,017
Loss on derivative instruments, net	—	1,886	—	—	1,886
Equity in earnings of subsidiaries	(48,060)	—	—	48,060	—

Total other expense	12,404	5,351	88	48,060	65,903

Net (loss) income	(34,576)	53,439	(5,379)	(48,060)	(34,576)

Accretion of redeemable preferred member interest	—	—	—	—	—

Net (loss) income attributable to common member	(34,576)	53,439	(5,379)	(48,060)	(34,576)

Other comprehensive (loss)	(4,301)	(4,301)	—	4,301	(4,301)

Comprehensive (loss) income	$(38,877)	$49,138	$(5,379)	$(43,759)	$(38,877)

Comprehensive (loss) income attributable to common member	$(38,877)	$49,138	$(5,379)	$(43,759)	$(38,877)

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC. Also includes WAC I LLC, designated as a non-guarantor subsidiary effective December 22, 2014 and disposed of on January 4, 2015

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

WISE METALS GROUP LLC

CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2013

(In thousands)

	Parent Issuer	Subsidiary Guarantors(a)	Subsidiary Non-Guarantor(b)	Eliminations	Consolidated

Net sales	$—	$1,224,269	$167,986	$(44,238)	$1,348,017
Cost of sales	—	1,131,046	174,863	(44,238)	1,261,671

Gross profit (loss)	—	93,223	(6,877)	—	86,346

Operating expenses
Selling, general and administrative expenses	18,687	1,193	4,790	—	24,670

Operating (loss) income	(18,687)	92,030	(11,667)	—	61,676

Other (income) expense
Interest expense, net	42,909	14,996	77	—	57,982
Gain on derivative instruments, net	—	(4,293)	—	—	(4,293)
Loss on extinguishment of debt	7,164	1,743	—	—	8,907
Equity in earnings of subsidiaries	(67,840)	—	—	67,840	—

Total other (income) expense	(17,767)	12,446	77	67,840	62,596

Net (loss) income	(920)	79,584	(11,744)	(67,840)	(920)

Accretion of redeemable preferred member interest	14,482	—	—	—	14,482

Net (loss) income attributable to common member	(15,402)	79,584	(11,744)	(67,840)	(15,402)

Other comprehensive income	5,300	5,300	—	(5,300)	5,300

Comprehensive income (loss)	$4,380	$84,884	$(11,744)	$(73,140)	$4,380

Comprehensive (loss) income attributable to common member	$(10,102)	$84,884	$(11,744)	$(73,140)	$(10,102)

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

WISE METALS GROUP LLC

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

(In thousands)

	Parent Issuer	Subsidiary Guarantors(a)	Subsidiary Non-Guarantor(b)	Eliminations	Consolidated
Operating activities
Net (loss) income	$(94,513)	$28,645	$(6,306)	$(22,339)	$(94,513)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation, depletion, amortization and impairments	—	35,857	—	—	35,857
Amortization of deferred loan costs and debt discount	3,368	1,928	—	—	5,296
LIFO inventory reserve adjustments	—	(51,693)	—	—	(51,693)
Provision for bad debts	—	63	—	—	63
Employee retirement benefits	—	(785)	—	—	(785)
Non-cash transaction costs	17,536	—	6,306	—	23,842
Equity in earnings of subsidiaries	(22,339)	—	—	22,339	—
Loss on derivatives, excluding cash settlements	—	6,290	—	—	6,290
Changes in cash from operating assets and liabilities:
Broker deposits	—	1,606	—	—	1,606
Accounts receivable	—	124,469	—	—	124,469
Inventories	—	119,907	—	—	119,907
Prepaid and other current assets	4,986	(529)	—	—	4,457
Accounts payable	(1,675)	(12,278)	—	—	(13,953)
Accrued expenses and other	(2,133)	4,260	—	—	2,127

Net cash (used in) provided by operating activities	(94,770)	257,740	—	—	162,970

Investing activities:
Purchases of property and equipment	—	(82,229)	—	—	(82,229)

Net cash used in investing activities	—	(82,229)	—	—	(82,229)

Financing activities:
Repayments on revolving credit facility, net	—	(218,453)	—	—	(218,453)
Payments on long-term debt and capital leases	—	(5,616)	—	—	(5,616)
Payments of debt issuance costs and other	—	(1,102)	—	—	(1,102)
Cash equity contributions from Wise Intermediate Holdings	153,793	—	—	—	153,793
Cash dividend paid to Wise Intermediate Holdings	(1,911)	—	—	—	(1,911)
Intercompany borrowings/(repayments), net	(57,386)	57,386	—	—	—

Net cash provided by (used in) financing activities	94,496	(167,785)	—	—	(73,289)

Net (decrease) increase in cash and cash equivalents	(274)	7,726	—	—	7,452
Cash and cash equivalents at beginning of period	334	2,511	—	—	2,845

Cash and cash equivalents at end of period	$60	$10,237	$—	$—	$10,297

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC and Wise Alloys Funding LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

WISE METALS GROUP LLC

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

(In thousands)

	Parent Issuer	Subsidiary Guarantors(a)	Subsidiary Non-Guarantor(b)	Eliminations	Consolidated
Operating activities
Net (loss) income	$(34,576)	$53,439	$(5,379)	$(48,060)	$(34,576)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	—	28,236	925	—	29,161
Amortization of deferred loan costs and debt discount	3,368	726	—	—	4,094
LIFO inventory reserve adjustments	—	32,509	—	—	32,509
Provision for bad debts	—	108	249	—	357
Reserve for other receivables	—	556	—	—	556
Employee retirement benefits	—	(255)	—	—	(255)
Non-cash equity compensation	1,983	—	—	—	1,983
Equity in earnings of subsidiaries	(48,060)	—	—	48,060	—
Loss on derivatives, excluding cash settlements	—	1,316	—	—	1,316
Changes in cash from operating assets and liabilities:
Broker deposits	—	(573)	—	—	(573)
Accounts receivable	—	(131)	(895)	—	(1,026)
Inventories	—	(113,850)	1,762	—	(112,088)
Prepaid and other current assets	(1,319)	(825)	102	—	(2,042)
Accounts payable	(2,739)	58,198	1,043	—	56,502
Accrued expenses and other	(631)	4,345	994	—	4,708

Net cash (used in) provided by operating activities	(81,974)	63,799	(1,199)	—	(19,374)

Investing activities:
Purchases of property and equipment	—	(63,655)	(6,621)	—	(70,276)
Proceeds from sale of available-for-sale securities	—	626	—	—	626

Net cash used in investing activities	—	(63,029)	(6,621)	—	(69,650)

Financing activities:
Borrowings (repayments) on revolving credit facility, net	—	56,310	(446)	—	55,864
Payments on long-term debt and capital leases	—	(4,039)	(102)	—	(4,141)
Payments of debt issuance costs and other	—	(348)	—	—	(348)
Equity contribution from Wise Intermediate Holdings	22,500	—	—	—	22,500
Equity infusion - Parent	(6,523)	—	6,523	—	—
Distribution to Wise Holdings - Wise Recycling cash component	—	—	(2,338)	—	(2,338)
Intercompany borrowings/(repayments), net	66,322	(68,582)	2,260	—	—

Net cash provided by (used in) financing activities	82,299	(16,659)	5,897	—	71,537

Net increase (decrease) in cash and cash equivalents	325	(15,889)	(1,923)	—	(17,487)
Cash and cash equivalents at beginning of period	9	18,400	1,923	—	20,332

Cash and cash equivalents at end of period	$334	$2,511	$—	$—	$2,845

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC. Effective December 22, 2014 WAC I LLC was designated as a non-guarantor subsidiary

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

WISE METALS GROUP LLC

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

(In thousands)

	Parent Issuer	Subsidiary Guarantors(a)	Subsidiary Non-Guarantor(b)	Eliminations	Consolidated
Operating activities
Net (loss) income	$(920)	$79,584	$(11,744)	$(67,840)	$(920)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	22,579	2,171	—	24,750
Amortization of deferred loan costs and debt discount	3,706	1,717	—	—	5,423
Non cash loss on extinguishment of debt	7,151	1,636	—	—	8,787
LIFO inventory reserve adjustments	—	(10,134)	—	—	(10,134)
Provision for bad debts	—	(236)	(38)	—	(274)
Gain on sale of assets	—	—	(71)	—	(71)
Reserve for other receivables	890	2,026	—	—	2,916
Employee retirement benefits	—	614	—	—	614
Equity in earnings of subsidiaries	(67,840)	—	—	67,840	—
Loss on derivatives, excluding cash settlements	—	2,158	—	—	2,158
Changes in cash from operating assets and liabilities:
Broker deposits	—	1,775	—	—	1,775
Accounts receivable	—	(28,160)	(116)	—	(28,276)
Inventories	—	30,357	2,827	—	33,184
Prepaid and other current assets	(214)	(2,822)	(22)	—	(3,058)
Accounts payable	4,031	(43,016)	(1,366)	—	(40,351)
Accrued expenses and other	1,082	6,478	(145)	—	7,415

Net cash provided by (used in) provided by activities	(52,114)	64,556	(8,504)	—	3,938

Investing activities:
Purchases of property and equipment	—	(48,213)	(1,254)	—	(49,467)
Proceeds from disposals of property and equipment	—	—	162	—	162

Net cash used in investing activities	—	(48,213)	(1,092)	—	(49,305)

Financing activities:
Borrowings on revolving credit facility, net	—	20,879	446	—	21,325
Proceeds from senior secured notes	650,000	—	—	—	650,000
Proceeds from long-term debt	11,304	451	—	—	11,755
Payments on long-term debt and capital leases	(433,334)	(3,327)	(244)	—	(436,905)
Repayment of redeemable preferred member interest	(162,518)	—	—	—	(162,518)
Payments of debt issuance costs and other	(16,850)	(2,416)	—	—	(19,266)
Intercompany borrowings/(repayments), net	3,512	(14,034)	10,522	—	—

Net cash provided by financing activities	52,114	1,553	10,724	—	64,391

Net increase in cash and cash equivalents	—	17,896	1,128	—	19,024
Cash and cash equivalents at beginning of period	9	504	795	—	1,308

Cash and cash equivalents at end of period	$9	$18,400	$1,923	$—	$20,332

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, and Alabama Electric Motor Services LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes Wise Recycling LLC and its wholly owned subsidiary Wise Recycling West LLC

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

Note 18. Subsequent Events

The Company has evaluated subsequent events through March 7, 2016, the date that these audited consolidated financial statements were available to be issued.

Trailer Roof Coil Business

On January 6, 2016, the Company’s parent, Wise Intermediate Holdings, entered into a Restrictive Covenant Agreement (“RCA”) with Constellium Rolled Products Ravenswood, LLC (“Ravenswood”), an indirectly wholly-owned subsidiary of Constellium N.V. Under the terms of the RCA, Wise Intermediate Holdings agreed that for a period of five years, it would not, and would cause its subsidiaries to not, directly or indirectly, engage in any business or activity, which primarily relates to manufacturing, servicing, supporting or selling of trailer roof coil product. As consideration for the covenants and obligations of Wise Intermediate Holdings pursuant to the RCA, Wise Intermediate Holdings received cash consideration totaling $47.9 million from Ravenswood on January 6, 2016, which amount was determined, in an opinion delivered by an appraisal firm of national standing, to be not materially less favorable to Wise Intermediate Holdings and its subsidiaries than the amount that would have been obtained in a comparable agreement from a counterparty unrelated to Wise Intermediate Holdings and its subsidiaries. On January 7, 2016, Wise Intermediate Holdings contributed the cash payment received from Ravenswood to the capital of the Company. Total net sales of trailer roof coil for the year ended December 31, 2015 were $73.5 million.

Amendment to Customer Sales Contracts

During January 2016, the Company agreed to amend certain terms in its sales contracts with one of its major customers, with such changes taking effect from January 1, 2016, and resulting in an obligation to pay the customer $22.5 million.

Cash Equity Contributions

On January 29, 2016 and February 18, 2016, the Company received cash equity contributions of $20.0 million and $30.0 million, respectively, via Wise Intermediate Holdings, from Constellium N.V.

Factoring Facility and New Entity Formed

As described in Note 9. Financing Arrangements, the Company’s Factoring Facility currently expires on March 23, 2016. At this time, indications are that the Factoring Facility may be extended through April 2016, and the Company is exploring its options to replace the facility with another purchaser under terms and capacity levels which the Company expects to be substantially the same as or similar to its current Factoring Facility. In anticipation of this possibility and to facilitate the activities of a new potential factoring arrangement, Wise Alloys Funding II LLC was incorporated in Delaware on February 26, 2016.